Filed Pursuant to Rule 424(b)(5)
Registration No. 333-67137

Prospectus supplement to prospectus dated December 2, 1998

The Rouse Company

4,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RSE.” The last reported sale price of our common stock on February 3, 2004 was $49.52 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9.

	Per Share	Total
Public offering price	$48.50	$194,000,000
Underwriting discounts and commissions	$0.20	$800,000
Proceeds, before expenses, to The Rouse Company	$48.30	$193,200,000

The underwriter has an option to purchase from us a maximum of 600,000 additional shares to cover over-allotments of shares. If the underwriter exercises this option in full, the total proceeds to us will be $222,180,000 before deducting transaction costs payable by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares against payment in New York, New York on or about February 9, 2004.

Deutsche Bank Securities

The date of this prospectus supplement is February 3, 2004.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

You should assume that the information appearing in and incorporated by reference in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of these documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

The terms “Rouse,” “we,” “us,” and “our” refer to The Rouse Company and its subsidiaries, unless the context otherwise requires. In the “Prospectus Supplement Summary—The Offering,” “Description of Common Stock” and “Plan of Distribution” sections, these terms refer to The Rouse Company only and not its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include or incorporate by reference forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results. The words “will,” “plan,” “believe,” “expect,” “anticipate,” “target” and similar expressions identify forward-looking statements. Forward-looking statements include, among others, statements regarding expectations as to the completion of contemplated acquisitions and dispositions, expectations as to the rate of future dividends, expectations regarding our community development activities, expectations as to the future results of acquisitions, expectations as to our 2003 results of operations, expectations as to the settlements of our defined benefit pension plans and expectations as to the taxes payable by our taxable REIT subsidiaries. You are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Risk Factors” and Exhibit 99.1 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 for a discussion of some of the factors that could cause actual results to differ materially from historical results or those expressed or implied by our forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not include all of the information that you should consider before deciding to invest in our common stock. We urge you to read this prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements.

The Rouse Company

We are one of the largest publicly traded real estate companies in the United States. We have been publicly traded since 1957 and began operating as a real estate investment trust, or REIT, on January 1, 1998. We engage in our real estate business through subsidiaries and affiliates. Our primary business is the acquisition, development and management of retail centers, office buildings, mixed-use projects and other commercial properties across the United States. We are also the developer of master-planned communities in Columbia, Maryland, Summerlin, Nevada and smaller communities in Howard and Prince George’s counties, Maryland. We recently commenced community development activity in the suburbs of Houston, Texas.

Objectives and Strategy

Our primary business strategies are to own and operate premier retail centers with multiple anchor stores and high sales and occupancy levels in major metropolitan markets and to develop and sell land in large-scale, master-planned communities in a manner designed to increase the value of the remaining land to be developed and sold.

In pursuit of our retail center strategy, in recent years we have refined our retail portfolio by purchasing new centers, expanding existing centers and disposing of under-performing centers. The ownership and management of premier regional retail centers is expected to continue to provide the majority of our earnings from continuing operations.

We have a long history of community development. We intend to use our experience to identify and develop or acquire new community development projects. In 2003, we purchased approximately 8,700 acres northwest of Houston, Texas on which we intend to develop a master-planned community. In 2003, we also acquired a 52.5% economic interest in The Woodlands, a master-planned community north of Houston. See “—Community Development”.

Retail Operations

Currently, we own interests in 37 regional retail centers, six mixed-use centers with retail space, and four community retail centers. We manage all of these properties except three of the community retail centers. These properties comprise approximately 40 million square feet, or a net of approximately 16 million square feet, excluding space occupied by anchor stores or cinemas. As of September 30, 2003, our comparable properties were 92.7% occupied, and comparable tenants in these properties produced a weighted average of $402 of sales per square foot over the twelve months ended September 30, 2003 (excluding stores larger than 10,000 square feet). Comparable properties are properties other than properties that have been acquired or disposed of, are newly developed or have undergone significant expansion in either of the two years being compared. Comparable tenants are those tenants that have been in continuous operation in the same space at the start of two consecutive calendar years.

On January 30, 2004, we signed a contract to purchase Providence Place, a 1.3 million square foot regional shopping center in downtown Providence, Rhode Island for approximately $282 million in cash and the assumption of approximately $240 million of debt. We anticipate that the purchase, which is subject to the satisfaction of various conditions, including successful completion of due diligence, will be completed in early March 2004. We cannot assure you, however, that the transaction will be completed.

In December 2003, we agreed to acquire a 50% joint venture interest in the retail and office components of Mizner Park, a mixed-use project in Boca Raton, Florida. We acquired the interest in the retail component of the project in December 2003 for approximately $33.4 million and acquired the interest in the office component in January 2004 for approximately $18.2 million.

In December 2003, we sold our investments in Kravco Investments, L.P. and its affiliates (which we refer to as “Kravco”) to an affiliate of Simon Property Group, Inc. (which we refer to as “Simon”) for approximately $51.8 million. Kravco owns shopping centers primarily in the Philadelphia metropolitan area and central New Jersey. We acquired these investments in connection with the acquisition of the assets of Rodamco North America N.V. (which we refer to as “Rodamco”) in 2002.

In August 2003, we acquired the remaining interest in Staten Island Mall, a regional retail center in Staten Island, New York.

In April 2003, we sold six retail centers in the Philadelphia metropolitan area to Pennsylvania Real Estate Investment Trust and acquired Christiana Mall, located in Newark, Delaware, from a party related to Pennsylvania Real Estate Investment Trust. We subsequently conveyed a 50% interest in Christiana Mall to the holder of the participating mortgage that we assumed in the acquisition. The six centers that were sold produced lower average sales and maintained lower average occupancy levels than the balance of our retail portfolio. By contrast, the sales productivity of our tenants at Christiana Mall is in excess of the average of the balance of our portfolio.

In May 2002, we, together with Simon and Westfield America Trust (which we refer to as “Westfield”), completed the acquisition of substantially all of the properties and other specified assets of Rodamco, including a group of major retail centers across the United States. Under a related agreement, we, Simon and Westfield agreed to divide the properties and assets acquired from Rodamco. We acquired, directly or indirectly, interests in eight major retail centers and in other assets. See “Risk Factors—Risks Related to the Acquisition of Assets from Rodamco”.

Community Development

Our community development business began in 1962 with the launch of Columbia. Columbia, a master-planned community located between Baltimore, Maryland and Washington D.C., now has a population of approximately 96,000 residents and is home to businesses that employ approximately 91,000 people. We own approximately 1,600 remaining saleable acres in and around Columbia.

Our second major community development, Summerlin, was acquired from The Howard Hughes Corporation in 1996 and has been the best selling master-planned community in the United States for the last five years according to an independent survey by Robert Charles Lesser & Co., a national real estate consultant. Summerlin now has a population of approximately 70,000 residents and is home to businesses that employ approximately 16,000 people. We own approximately 6,500 remaining saleable acres in Summerlin.

In January 2004, we acquired the remaining interests in an entity that is developing Fairwood, a master-planned community in Prince George’s County, Maryland for approximately $32 million.

In December 2003, we acquired, for approximately $185 million in cash, a 52.5% economic interest in entities (which we refer to as the “Woodlands Entities”) that own The Woodlands, a master-planned community in the Houston, Texas metropolitan area from Crescent Real Estate Equities Limited Partnership and its affiliates (which we refer to collectively as “Crescent”). Morgan Stanley Real Estate Fund II, L.P. and its affiliates own the remaining 47.5% economic interest in the Woodlands Entities. Assets owned by the Woodlands Entities include approximately 5,500 saleable acres of land, seven office buildings totaling 520,000 square feet of space, three golf course complexes, a resort conference center, the Marriott Waterway Hotel, five office buildings and other miscellaneous assets. With 30 years of operating history, The Woodlands is a leading master-planned community in Houston, Texas and is currently home to approximately 70,000 residents and some 900 businesses employing approximately 30,000 people.

We believe the Woodlands transaction may reduce our earnings from continuing operations and Funds From Operations in 2004, but that it should increase earnings from continuing operations and Funds From Operations in 2005. See Note 4 to “Selected Consolidated Financial Data” for the definition of Funds From Operations and the reconciliation of Funds From Operations to net earnings. We cannot assure you that actual results will not differ from our expectations.

In June 2003, we acquired 8,060 acres of land in Houston, Texas, for a proposed master-planned community. In September 2003, we purchased an additional 642 acres of land contiguous to this parcel. The preliminary development plans envision approximately 17,000 single-family residential units and 900 acres of multi-family residential and commercial uses. We expect that the necessary planning and infrastructure development could be sufficiently completed to allow initial land sales to occur as soon as late 2005.

We intend to use our experience and resources to develop and sell finished lots or tracts including infrastructure and amenities within approved master-planned communities and subdivisions, in addition to undeveloped property, to housing developers. We also intend to continue to sell finished lots to commercial developers and develop commercial property ourselves.

Office and Other Real Estate

We own or manage more than 100 office, mixed-use and other buildings totaling more than eight million square feet, primarily in and around our master-planned communities in Maryland and Nevada and as components of our mixed-use properties in Phoenix, Arizona, Baltimore, Maryland, Portland, Oregon and Seattle, Washington. As part of the Woodlands transaction described above, we agreed to transfer Hughes Center, a master-planned business park in Las Vegas, comprising eight office buildings totaling approximately 1.1 million square feet, nine ground leases and approximately 13 acres of developable land, to Crescent for approximately $230 million, including $117 million of debt to be assumed by Crescent. In December 2003 and January 2004, we transferred six of the properties and two of the ground leases for approximately $190 million, including $112 million of debt to be assumed by Crescent. We expect to transfer the remaining assets in Hughes Center to Crescent in the first quarter of 2004.

Corporate Structure

In 2001, we formed The Rouse Company LP, which we refer to as the “operating partnership.” One of our wholly owned subsidiaries is the sole general partner and another wholly owned subsidiary is the sole limited partner of the operating partnership. We have transferred a substantial number of our operating properties to the operating partnership but continue to hold various assets outside the operating partnership, including those properties held in our taxable REIT subsidiaries. This structure, which we refer to as an “UPREIT structure,” is designed to allow us to acquire properties in exchange for limited partnership interests in the operating partnership. Using the UPREIT structure, we could issue limited partnership interests of the operating partnership to persons transferring properties to us who wish to defer taxes on the transfers, and who want to receive a right to convert their limited partnership interests into our common stock at a future date in a taxable transaction.

We were incorporated as a business corporation under the laws of the State of Maryland in 1956. Our principal offices are located at The Rouse Company Building, Columbia, Maryland 21044. Our telephone number is (410) 992-6000.

The Offering

Common stock offered	4,000,000 shares

Over-allotment option	Up to 600,000 shares, exercisable by the underwriter for 30 days from the date hereof, solely to cover over-allotments of shares.

Approximate number of shares of common stock outstanding immediately after the offering

101,144,020 shares. Includes approximately 5,311,475 shares of our common stock issuable upon redemption or conversion of our Series B Convertible Preferred Stock. See Note 4 to “Capitalization.” Does not include 180,776 shares of common stock held for distribution under a contingent stock agreement relating to our 1996 acquisition of The Howard Hughes Corporation.

Use of Proceeds	We will use the net proceeds from the sale of our common stock as follows:

•	to redeem, at par, the remaining approximately $24.5 million outstanding principal amount of our 9.25% Junior Subordinated Debentures due 2025, which will result in the redemption of all of the outstanding Cumulative Quarterly Income Preferred Securities (QUIPS) issued by Rouse Capital, an affiliate of ours; and

•	to fund approximately $168.5 million of the cash purchase price of our acquisition of Providence Place. If the Providence Place acquisition is not consummated, we will use this part of the net proceeds of this offering for general corporate purposes, including other acquisitions or repaying indebtedness under our $900 million revolving credit facility. See “Use of Proceeds” and “—The Rouse Company—Retail Operations.”

Dividend policy	Our Board of Directors has historically declared quarterly dividends on shares of our common stock. See “Price Range of Common Stock and Dividends.”

New York Stock Exchange symbol	“RSE”

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriter does not exercise its option to purchase up to 600,000 shares of common stock from us solely to cover over-allotments, if any. See “Plan of Distribution.”

RISK FACTORS

Before making an investment decision regarding our common stock, you should carefully review the information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus and should, in particular, consider the following matters in connection with an investment in our common stock. The value of your investment may increase or decrease. The occurrence of any of the following risks could materially and adversely affect our business, financial condition or results of operations, which could result in the loss of all or part of your investment.

Risks Related to Our Business

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors

The revenues and cash flow generated by, and the value of, our properties may be adversely affected by general economic conditions and local economic and real estate conditions, including:

•	the perceptions of prospective tenants or purchasers of the attractiveness of a particular property;

•	the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and

•	the level of operating costs.

Other factors, including changes in tax laws, interest rates and the availability of financing, may also negatively affect revenues, cash flows and values.

Decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flows. In addition, a portion of our rental revenue is derived from our tenant leases in retail centers which provide for rental payments based upon tenant sales in excess of specified levels. Decreases in consumer spending could reduce this rental revenue.

Our business and operating results may be affected by a change in general economic conditions. For example, an increase in interest rates will affect the interest payable on our outstanding floating rate debt and may also result in increased interest expense if fixed rate debt is refinanced at higher interest rates. In addition, increases in mortgage interest rates could reduce land sales and adversely affect operating results from our community development activities. Further, domestic or international incidents, such as terrorist attacks, could affect general economic conditions and our business.

We are dependent upon rental income from our retail centers and office and industrial buildings

Our results of operations and cash flows are substantially dependent upon rental income from tenants in our retail centers and office and industrial buildings. We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable terms. When a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, the bankruptcy or insolvency or departure of a major tenant at one or more of our properties may have an adverse effect on those properties and could, among other things, make those properties less attractive to consumers or prospective tenants.

Uncertainty resulting from terrorist attacks and volatility in the financial markets could hurt our operating results

Following the September 11, 2001 terrorist attacks, there was considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known but could include, among other things, increased volatility in the prices of securities. These market conditions, together with the need for heightened security across the country, could contribute to a decrease in consumer confidence and a general slowdown in economic growth. If these or any other circumstances reduce traffic flow at our retail centers, we could experience lower occupancy rates and rents in the future. These uncertainties could also materially adversely affect our ability to refinance maturing indebtedness or obtain favorable financing for our development activities.

We were largely spared direct losses caused by the terrorist attacks of September 11, 2001. Operations were disrupted only at South Street Seaport, a retail center in lower Manhattan that we own and operate. The center was closed for a week following the attacks for use as a staging and rest area for rescue workers. It did not sustain significant physical damage. Customer traffic, tenant sales and rents at South Street Seaport are generally affected by the level of pedestrian and other traffic and other commercial activity in lower Manhattan. It is difficult to predict with certainty when, if ever, customer traffic, tenant sales and rents will return to historical levels. Customer traffic at our other retail centers was lighter than usual for several days after the attacks but has generally returned to normal levels at our suburban properties. Traffic at our urban specialty marketplaces is more dependent on tourism and continues to be lighter than historical levels. There can be no assurance that visitor activity at our urban specialty marketplaces will return to levels experienced before the attacks. Las Vegas, where we have a substantial concentration of assets, experienced a significant decline in visitor activity in the weeks immediately following the attacks but has since largely recovered.

Some of our properties are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions

Some of our properties are geographically concentrated. As a result, our results of operations from our office and industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land. Most of our office and industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area. Currently, our land sales also relate primarily to land in and around Columbia, Maryland, and Las Vegas, Nevada. In the future, we also expect to sell land recently acquired in the Houston, Texas metropolitan area. These office and industrial buildings and land sales are affected by economic developments in the Baltimore-Washington region and the greater Las Vegas, Nevada metropolitan area, and will be affected by economic developments in the Houston, Texas metropolitan area. They also are and will be affected by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential and commercial development.

We are subject to extensive environmental regulation, which could impose higher costs or liabilities on us

We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws. These laws are subject to change from time to time and could impose higher costs or liabilities on us.

Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair our ability to sell or rent the real property or to borrow money using that property as collateral on terms acceptable to us or at all.

Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether the facility is owned or operated by that person. Other environmental laws require abatement or removal of asbestos-containing materials when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment. We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks. In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. These claims could result in costs or liabilities that could exceed the value of that property.

We generally conduct environmental reviews of properties that we acquire and develop. However, these reviews may fail to identify all environmental or similar problems prior to acquisition. We are not aware of any environmental condition, or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us. However, we could become subject to such claims or liabilities in the future.

Our Nevada properties are vulnerable to special local economic and environmental conditions

We own significant properties in Nevada, including the following: approximately 1.0 million rentable square feet of office and industrial space around Las Vegas; Fashion Show, an approximately 1.9 million square foot regional shopping center located on “the Strip” in Las Vegas, which was recently redeveloped; and approximately 6,500 saleable acres of development and investment land located primarily in Summerlin.

The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water. If new sources of water prove to be inadequate, our development activities could be adversely affected.

The Las Vegas Valley is classified as a serious PM-10 and serious carbon monoxide nonattainment area by the U.S. Environmental Protection Agency, or EPA. Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards. The Clark County Air Quality Management Board has submitted to the EPA for approval State Implementation Plans (“SIPS”) for each pollutant, describing measures to be required to bring the region’s air into attainment for these pollutants. The SIPs will affect the cost of development, but are not expected to have a material impact on us. The EPA has published a proposal to approve these SIPS but has not yet published a final approval.

The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of the infrastructure.

On February 15, 2002, President George W. Bush notified Congress that, based upon the recommendation of the Secretary of Energy, he recommended the Yucca Mountain site in Nevada to be a suitable location for a repository site for highly radioactive materials. Yucca Mountain is located approximately 100 miles from Las Vegas. In April 2002, the State of Nevada disapproved the site; however, under the applicable legislation, that disapproval was overridden when the site was approved by the U.S. House of Representatives on May 8, 2002 and by the U.S. Senate on July 9, 2002. For the project to proceed, other approvals are necessary, including a license from the U.S. Nuclear Regulatory Commission. The Department of Energy’s 2003 Strategic Plan, dated September 30, 2003, listed the licensing, construction and operation of the repository site at Yucca Mountain by 2010 as a major goal. The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

A number of other states have legalized casino gaming and other forms of gambling. A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permit gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

Nevada Power Company is the electric utility provider in Southern Nevada. On September 26, 2003, the court with jurisdiction over Enron Corp.’s Chapter 11 proceedings entered a judgment in favor of Enron against the parent of Nevada Power for damages in an amount of $336 million in a dispute involving early termination of electricity supply contracts. On November 6, 2003, the court stayed execution of this judgment pending appeal by Nevada Power’s parent. The court required Nevada Power’s parent to deposit in escrow during the stay $338 million of bonds secured by its assets plus cash to secure payment of the judgment.

In March 2002, the Public Utilities Commission of Nevada (“PUCN”) disallowed the recovery by Nevada Power of $434 million of deferred purchased fuel and power costs. Nevada Power’s appeal of this decision is pending before the Nevada Supreme Court. Following this disallowance, each of Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. lowered Nevada Power’s unsecured debt ratings to below investment grade.

Nevada Power’s parent has stated that an adverse decision in the pending complaint to set aside the $336 million judgment for early termination of power contracts, unfavorable rulings by the PUCN in pending and future rate cases, further downgrades in credit ratings and difficulties in entering new power supply contracts could adversely affect Nevada Power’s financial position and could make it difficult for Nevada Power to continue to operate outside of bankruptcy. In addition to providing electricity, Nevada Power constructs infrastructure, such as transformer substations and distribution lines that serve development and investment land located in Summerlin. Any delay or failure of Nevada Power to construct infrastructure improvements or provide other utility services could materially delay our development efforts in the area and materially increase our development costs.

Our development projects are dependent on financing and governmental approvals and are vulnerable to unforeseen costs, delays and uncertain revenue streams

Our development projects are dependent on:

•	the availability of financing; and

•	the receipt of zoning, occupancy and other required governmental permits and authorizations.

These projects may be vulnerable to:

•	construction delays or cost overruns that may increase project costs;

•	the failure to achieve anticipated occupancy or sales levels or to sustain anticipated occupancy or sales levels; and

•	decisions not to proceed with projects, which will result in the write-off of costs.

We may acquire or develop new properties, and this activity is subject to various risks

We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:

•	we may abandon development or expansion opportunities that we explore;

•	construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;

•	we may not be able to obtain financing or to refinance construction loans, which generally have full recourse against us;

•	we may not be able to obtain zoning, occupancy and other required governmental permits and authorizations;

•	rents and operating costs at a completed project may not meet projections and, therefore, the project may not be profitable; and

•	we may not be able to obtain anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our investment in the project.

Our properties are uninsured against various catastrophic losses

We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insurance limits and policy specifications that we believe are customary for similar properties. However, various losses of a catastrophic nature, such as wars, earthquakes or other similar catastrophic events, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis. Since September 11, 2001, losses related to terrorism have become harder and more expensive to insure against. Effective February 1, 2003, we obtained all risk insurance policies covering our real estate that include general coverage for terrorist acts up to $500 million per occurrence and up to $150 million for non-certified terrorism events. In addition, Congress passed the Terrorism Risk Insurance Act (“TRIA”) of 2002, which reinsures insurance carriers for their losses under a formula established by TRIA. Should an uninsured loss occur, we could lose both our invested capital in and anticipated profits from the affected property.

Many of our debt instruments, including our mortgage loans secured by our properties and our revolving credit agreement contain customary covenants requiring us to maintain insurance. The lenders under these instruments may take the position that our coverage for losses due to terrorist acts fails to meet covenant requirements and, therefore, a breach of these debt instruments exists that would allow the lenders to declare an event of default and accelerate repayment of the debt. In addition, lenders’ requirements regarding coverage for these risks could adversely affect our ability to finance or refinance our properties and to expand our portfolio.

We invest in real estate investments which may be illiquid

Real estate investments are relatively illiquid, and some of our properties are subject to restrictions on transfer. This illiquidity tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each real estate investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from the investment. If revenue from a property declines while the related expenses do not decline, our earnings, cash flow from operations and cash flow available for distribution to our stockholders would be adversely affected. A significant portion of our properties is mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain the necessary lender consent or a release of the lien on the mortgaged property, or we may be required to make substantial payments to the lender(s) to obtain such release or consent. We own several of our properties jointly with other partners. Contractual arrangements with joint owners may also limit our ability to transfer, sell or refinance these properties without the consent of third parties.

We are subject to competition from other participants in the real estate industry

We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, property acquisitions and tenants for properties. We may not be successful in responding to or addressing competitive conditions. If we fail to compete successfully, our financial condition and results of operations could be materially adversely affected.

We are a real estate investment trust and will continue to be subject to complex current and future tax requirements

On January 1, 1998, we began operating as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended. We may in the future become owned and organized, or operate, in a manner so as to disqualify us as a REIT. In order to qualify for and maintain our REIT status, we must meet organizational and operational requirements. We believe that our organization and method of operation enable us to meet the current tax law requirements for qualification as a REIT. However, qualification for REIT status requires compliance with complex limitations on the type and amount of income and assets that a REIT may receive or hold.

In order to maintain our REIT qualification, we must make distributions to our stockholders, aggregating annually at least 90% of our REIT taxable income (which does not include net capital gains). The actual amount of our future distributions to our stockholders will be based on the cash flows from operations, from properties and from any future investments and on our net taxable income. We could have taxable income without sufficient funds to enable us to meet the distribution requirements applicable to a REIT. As a result, we may have to borrow funds or sell investments on less than favorable terms or pay taxable stock dividends to meet distribution requirements.

Also, to maintain our REIT qualification, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). We believe, based upon publicly available information, that we continue to satisfy this share ownership requirement, as well as another Internal Revenue Code provision that, in effect, requires that we have at least 100 beneficial owners of our stock. If we fail, for any reason, to satisfy these share ownership requirements, we would cease to qualify as a REIT and could also become subject to monetary damages.

If we fail to maintain our qualification as a REIT, we would have to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. In addition, under current law, distributions to our stockholders would no longer be deductible. Unless entitled to relief under statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was lost. This treatment would reduce our cash flow, as well as net earnings available for investment or distribution to stockholders, because of the additional tax liabilities for the year or years involved. Moreover, during any period of disqualification, we would no longer be required by the Internal Revenue Code to make any distributions as a condition to REIT qualification. To the extent that distributions to stockholders would have been made in anticipation of our continuing to qualify as a REIT, we might be required to borrow funds or liquidate investments on adverse terms to pay the applicable tax.

Future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our stockholders to revoke our REIT election. We would then be disqualified from electing treatment as a REIT for the four taxable years following the year of the revocation.

Termination of our defined benefit pension plans may require us to record a loss, and we may be required to make additional contributions to the plans

We have a funded defined benefit pension plan covering substantially all of our employees and separate, nonqualified unfunded defined benefit pension plans covering directors and participants in the funded plan whose defined benefits exceed the plan’s limits. In February 2003, we modified our defined benefit pension plans so that covered employees will not earn additional benefits for future services. Later in February 2004, we expect to ask our Board of Directors to approve a plan to terminate our funded and unfunded defined benefit pension plans. When we terminate the plans, we will be required to settle the obligations under the funded defined benefit pension plan by paying full benefits to eligible participants. This settlement could, depending on the market value of the assets of the funded defined benefit pension plan and the relevant interest rates at the time of settlement, require us to make additional contributions to that plan, which could be significant. Settlement of our unfunded defined benefit pension plans will differ because we expect to fund the obligations of the unfunded plans as participants retire. In addition, upon settlement of the obligations of the plans, we will recognize any then unrecognized losses associated with the plans. Based on the March 31, 2003 valuation of the plans, these unrecognized losses were approximately $33 million, representing the cumulative excess of cash contributions to the plans relative to amounts recognized as pension expense. Based on the March 31, 2003 valuation, the funded defined benefit plan had enough assets to settle its obligations without additional funding. The unfunded defined benefit plans’ obligations were approximately $17 million at March 31, 2003. The unrecognized losses may change depending on the market value of plan assets, interest rates and other factors as of the measurement dates. The timing of loss recognition and the ultimate amount of loss realized will not be known until all obligations are settled.

In a related action, we instituted a new defined contribution plan under which we may make discretionary contributions to 401(k) retirement accounts of participating employees. We expect to recognize significantly lower expenses related to the new defined contribution plan as compared to those we would have recorded (excluding settlement charges) had we not curtailed our defined benefit pension plans.

Risks Related to the Acquisition of Assets from Rodamco

Properties designated for sale which were acquired jointly may not be sold on the anticipated time schedule or at the prices expected

We, Simon and Westfield have agreed to own jointly some of the properties acquired in the acquisition of assets from Rodamco. We and the other two purchasers have sold or otherwise disposed of some of these jointly-owned properties and may, in the future, designate others for sale or other disposition. We will not have independent control over the timing and manner of the sales of the remaining properties, but rather will have to make decisions jointly with the other two purchasers. These dispositions will be, in some cases, subject to consent or first refusal rights that may delay the sale or reduce the expected price. As a result, we cannot be certain as to the timing or terms of any potential disposition of these assets.

We share control of some of the acquired properties with the other two purchasers and may have conflicts of interest with those purchasers

We own some of the acquired properties jointly with Simon and Westfield. The consent of each of the other purchasers could be required with respect to managing, financing, encumbering, expanding or selling these properties. We might not have the same interests as the other purchasers in relation to these properties. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other purchasers to obtain a favorable resolution.

In addition, various restrictive provisions and approval rights apply to sales or transfers of interests in the jointly-owned properties. Among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us.

We may be responsible for unknown material liabilities

We may be exposed to liabilities relating to Rodamco that we may have failed to discover prior to completion of the acquisition of assets from Rodamco. These liabilities may include liabilities that arise from noncompliance with environmental laws by prior owners for which we, as a successor owner, will be responsible. Our purchase agreement with Rodamco does not provide for indemnification of us by Rodamco. Rodamco has already distributed to its shareholders substantially all of the proceeds paid to Rodamco for the assets and is currently winding up operations in connection with its dissolution.

We acquired partnership interests with existing partners who have tax protection arrangements in place

We acquired our interests in some former Rodamco properties by acquiring interests in existing partnerships. These existing partnerships have arrangements in place that protect the deferred tax situation of existing third party limited partners. Violation of these arrangements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly

The market price of our common stock could fluctuate significantly, because of, among others, the following factors:

•	our quarterly results of operations and Funds From Operations or those of other companies in our industry;

•	the public’s reaction to our press releases, announcements and filings with the SEC;

•	changes in estimates of our net earnings or Funds From Operations or in recommendations by research analysts;

•	changes in general conditions affecting the U.S. economy or financial markets; and

•	other developments affecting us or our competitors.

In recent years, securities markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the financial or operating performance of these companies.

Recently enacted U.S. federal income tax legislation reduces the maximum tax rates applicable to corporate dividends from 38.6% to 15%, which may make investments in equity securities of corporations relatively more attractive than investments in REITs and may have an adverse effect on the market price of our common stock

On May 28, 2003, the President signed into law legislation that, for individual taxpayers, reduces the tax rate on corporate dividends to a maximum of 15% for tax years from 2003 to 2008. REIT dividends generally do not qualify for this reduced tax rate because REIT income generally is not subject to corporate level tax. Due to the activities conducted through our taxable REIT subsidiaries, however, it is likely that certain amounts of dividends payable by us will qualify for this reduced tax rate because part of the dividends will be attributable to dividends from our taxable REIT subsidiaries. See “U.S. Federal Tax Considerations—Federal Income Taxation of Stockholders.” This new law could cause stock in non-REIT corporations to be a relatively more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock will be approximately $193,000,000 ($221,980,000 if the underwriter exercises its over-allotment option in full) after deducting transaction expenses. We will use the net proceeds from the sale of our common stock as follows:

•	to redeem, at par, all of our remaining approximately $24.5 million outstanding principal amount of 9.25% Junior Subordinated Debentures due 2025, which will result in the redemption of all of the remaining approximately $22.8 million outstanding Cumulative Quarterly Income Preferred Securities (QUIPS) issued by Rouse Capital, an affiliate of ours; and

•	to fund approximately $168.5 million of the cash purchase price of our acquisition of Providence Place. If the Providence Place acquisition is not consummated, we will use this part of the net proceeds of this offering for general corporate purposes, including other acquisitions or repaying indebtedness under our $900 million revolving credit facility. See “Prospectus Supplement Summary—The Rouse Company—Retail Operations.”

Pending these payments, we intend to hold the portion of the net proceeds to be used to redeem the 9.25% Junior Subordinated Debentures due 2025 in cash or short-term investments, and we may use the part of the net proceeds to be used to fund a portion of the acquisition of Providence Place to temporarily reduce borrowings under the credit facility.

Our 9.25% Junior Subordinated Debentures due 2025 bear interest at an annual rate of 9.25% and mature on December 31, 2025.

Amounts repaid under our credit facility may be reborrowed as revolving loans. Our credit facility matures in July 2006 and bears interest at LIBOR plus a margin that may vary from 0.60% to 1.25%, based on specified criteria. As of February 2, 2004, $487 million was outstanding under the credit facility, and the interest rate payable under the credit facility was 2.02% per year, which included a margin equal to 0.90%.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “RSE.” The following table presents, for the periods indicated, the high and low closing sale prices of our common stock as reported by the New York Stock Exchange, and the dividend per share declared for these periods.

	High	Low	Dividend

2002
1st Quarter	$30.98	$27.50	$0.39
2nd Quarter	$33.35	$31.16	$0.39
3rd Quarter	$32.70	$28.47	$0.39
4th Quarter	$31.79	$28.25	$0.39

2003
1st Quarter	$35.19	$30.45	$0.42
2nd Quarter	$39.40	$34.33	$0.42
3rd Quarter	$41.90	$38.13	$0.42
4th Quarter	$47.22	$41.90	$0.42

2004
1st Quarter (through February 3, 2004)	$49.80	$46.00	$0.47

On February 3, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $49.52.

On January 15, 2004, we announced that our Board of Directors has approved an increase in the anticipated quarterly dividend rate on our common stock to $0.47 per share, with the first dividend at that rate to be paid on March 31, 2004.

Future dividends will be at the discretion of our Board of Directors and will depend on our cash flow, our financial condition, our capital requirements, payment of, or provision for, full cumulative dividends for our outstanding preferred stock, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and any other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth the consolidated short-term debt and capitalization of Rouse and its subsidiaries at September 30, 2003 and as adjusted to give effect to the transactions described in footnotes (2), (3) and (4) below and as further adjusted to give effect to this offering (after deducting transaction costs payable by us in connection with this offering) and the application of a portion of the net proceeds therefrom to redeem our 9.25% Junior Subordinated Debentures due 2025. See “Use of Proceeds.”

	September 30, 2003
	Actual	As Adjusted
	(in thousands)
Short-term debt(1)	$449,808	$449,808

Long-term debt:
Parent Company debt and debt carrying a Parent Company guarantee of repayment:
Property debt	$84,846	$84,846
Other debt(2)	1,269,300	1,272,025
Property debt not carrying a Parent Company guarantee of repayment	2,485,188	2,485,188
Long-term portion of capital lease obligations	14,395	14,395

Total long-term debt	3,853,729	3,856,454

Parent Company-obligated mandatorily redeemable preferred securities of a Trust holding solely Parent Company subordinated debt securities(3)	104,284	—

Shareholders’ equity:
Preferred stock, par value $.01 per share; 50,000,000 shares authorized; 4,050,000 shares of Series B Convertible Preferred stock, par value $.01 per share, issued and outstanding; no shares issued and outstanding as adjusted(4)	41	—
Common stock, par value $.01 per share; 250,000,000 shares authorized; 89,721,012 shares issued and outstanding; 101,144,020 shares issued and outstanding as adjusted(3)(4)(5)	897	1,011
Additional paid-in capital(3)(4))(5)	1,299,428	1,552,344
Accumulated deficit	(27,432)	(27,432)
Accumulated other comprehensive income (loss)	(13,462)	(13,462)

Net shareholders’ equity	1,259,472	1,512,461

Total capitalization(6)	$5,217,485	$5,368,915

(1)	Short-term debt consists of the current portions of long-term debt and capital lease obligations.
(2)	On November 26, 2003, we issued $350,000,000 of 5.375% Notes due 2013. We used the net proceeds of $347,275,000 (after deducting underwriting discounts and other transaction costs paid by us) to repay indebtedness under our revolving credit facility.
(3)	Subsequent to September 30, 2003, we have redeemed, at par, approximately $85,770,000 of our 9.25% Junior Subordinated Debentures due 2025, which resulted in the redemption of approximately $81,460,000 of the outstanding Parent Company-obligated mandatorily redeemable preferred securities. We used proceeds from the exercise of stock options in the third and fourth quarters of 2003 to redeem these debentures.
(4)	On January 7, 2004, we announced the redemption of all of the Series B Convertible Preferred Stock and established February 10, 2004 as the redemption date. On the redemption date, each holder of Series B Convertible Preferred Stock will receive 1.31147541 shares of our common stock and cash

(footnotes continued on next page)

in lieu of fractional shares. An aggregate of approximately 5,311,475 shares of our common stock are issuable upon redemption or conversion of the 4,050,000 shares of our Series B Convertible Preferred Stock outstanding on September 30, 2003.

(5)	The as adjusted amounts reflect repurchases of 180,776 shares of common stock held for distribution under a contingent stock agreement relating to our 1996 acquisition of The Howard Hughes Corporation.
(6)	Total capitalization consists of long-term debt, Parent Company-obligated mandatorily redeemable preferred securities of a trust holding solely Rouse subordinated debt securities, and net shareholders’ equity (and excludes short-term debt).

This table does not include our share of debt of unconsolidated real estate ventures. Our share of this debt at September 30, 2003 was $627.8 million. Our share of the debt of unconsolidated real estate ventures increased by approximately $186 million between September 30, 2003 and February 2, 2004. This increase was due primarily to our share of the debt of the Woodlands Entities. These unconsolidated ventures are accounted for in our consolidated financial statements under the equity method and, therefore, this debt is not recorded as a liability on our consolidated balance sheet. We show this debt, however, in reporting the financial position of our business segments when we use the proportionate share method rather than the equity method. See footnote 2 to “Selected Consolidated Financial Data.”

Our consolidated debt increased by approximately $265 million between September 30, 2003 and February 2, 2004, primarily due to borrowings on our revolving credit facility used to fund the acquisition of our interest in The Woodlands. See “Prospectus Supplement Summary—The Rouse Company—Community Development.” This increase in debt is not reflected in this capitalization table.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are based upon our consolidated financial statements and the five-year comparison of selected consolidated financial data contained in our Annual Report on Form 10-K for the year ended December 31, 2002. The following selected consolidated financial data for the nine-month periods ended September 30, 2002 and 2003 have been derived from, and are qualified by reference to, our unaudited financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. The unaudited financial statements for these nine-month periods include all adjustments, consisting of normal, recurring adjustments, which we consider necessary for a fair presentation of our financial condition at the end of, and our results of operations for, the periods indicated. The financial data should be read in conjunction with our consolidated financial statements contained in our reports incorporated by reference in the accompanying prospectus. See “Additional Information” in the accompanying prospectus. Results of operations for the nine-month periods are not necessarily indicative of results for full years.

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited, in thousands, except ratios)
Operating results data (1)
Revenues from continuing operations	$521,277	$533,143	$526,929	$836,169	$985,413	$703,598	$841,282
Earnings from continuing operations	108,336	153,648	174,181	105,487	139,361	112,143	97,963
Net earnings	104,902	135,297	170,485	110,706	139,851	145,151	202,724
Net earnings applicable to common shareholders	92,752	123,147	158,335	98,556	127,701	136,037	193,610
Earnings per share of common stock:
Basic:
Continuing operations	1.41	1.97	2.33	1.35	1.49	1.21	1.01
Total	1.36	1.71	2.27	1.42	1.49	1.60	2.20
Diluted:
Continuing operations	1.39	1.94	2.29	1.33	1.46	1.19	0.99
Total	1.34	1.69	2.24	1.40	1.47	1.57	2.15

Balance sheet data:
Total assets	5,033,331	4,233,101	4,175,538	4,880,443	6,386,168	6,411,537	6,416,011
Total debt and capital lease obligations	3,943,902	3,155,312	3,058,038	3,501,398	4,461,901	4,546,928	4,303,539
Shareholders’ equity	628,926	638,580	630,468	655,360	1,112,084	1,152,752	1,259,472
Shareholders’ equity per share of common stock	8.11	8.40	8.61	8.78	12.06	12.50	13.25

Other selected data:
Net Operating Income(2)(4)	455,644	536,981	559,838	561,615	651,678	457,904	529,063
Funds From Operations(3)(4)	201,293	190,889	250,748	256,531	242,871	191,941	268,005
Net cash provided (used) by:
Operating activities	268,065	197,288	261,240	301,754	376,144	259,937	304,729
Investing activities	(1,027,040)	28,629	(275)	(126,595)	(863,711)	(862,132)	(107,955)
Financing activities	720,611	(237,389)	(273,713)	(157,778)	497,077	744,030	(177,632)
Dividends per share of common stock	1.12	1.20	1.32	1.42	1.56	1.17	1.26

(1)	Under the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” we report the operating results of properties that we have either disposed of or classified as held for sale as discontinued operations for all periods presented. Additionally, we present other assets and liabilities of properties classified as held for sale separately in the balance sheet, if material.

(footnotes continued on next page)

During the nine months ended September 30, 2003, we disposed of six retail centers in the Philadelphia metropolitan area, eight office and industrial buildings in the Baltimore-Washington corridor, and Jacksonville Landing, a retail center in Jacksonville, Florida. Accordingly, we have classified the operating results of these properties, including any gains (losses) on their disposition, as discontinued operations for all periods presented.

Operating results for operations discontinued in the nine months ended September 30, 2003 previously presented in our Annual Report on Form 10-K for the year ended December 31, 2002 as revenues, expenses and earnings from continuing operations have been reclassified as discontinued operations for all periods presented and are summarized as follows:

	Years Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Revenues	$78,997	$90,233	$96,896	$110,237	$114,995
Operating expense, exclusive of depreciation and amortization	41,666	46,183	48,085	49,999	51,437
Interest expense	28,430	30,413	35,480	33,155	26,344
Depreciation and amortization	7,382	11,956	16,863	20,322	21,053
Other provisions and losses, net	75	—	209	—	210
Impairment losses on operating properties	—	—	—	—	42,124
Income tax provision—primarily deferred	16	110	162	106	358
Equity in earnings of unconsolidated real estate ventures	36	40	40	—	—

	$1,464	$1,611	$(3,863)	$6,655	$(26,531)

(2)	The operating measure we use to assess operating results for our business segments is Net Operating Income (“NOI”). We define NOI as segment revenues (exclusive of corporate interest income) less segment operating expenses (including provisions for bad debts, losses (gains) on marketable securities and net losses (gains) on sales of properties developed for sale, but excluding income taxes, ground rent expense, distributions on Parent Company-obligated mandatorily redeemable preferred securities and other subsidiary preferred stock and real estate depreciation and amortization). Additionally, discontinued operations, equity in earnings of unconsolidated real estate ventures and minority interests are adjusted to reflect NOI on the same basis. Prior to July 1, 2003, we included certain income taxes in our definition of NOI. Effective July 1, 2003, we revised our definition to exclude these amounts from NOI, affecting primarily the presentation of our community development activities. We made this change because we now assess the operating results of our segments on a pre-tax basis. Amounts for prior periods have been reclassified and conform to the current definition.

The accounting policies of the segments are the same as those used to prepare our condensed consolidated financial statements, except that:

•	we account for real estate ventures in which we have joint interest and control and certain other minority interest ventures (“proportionate share ventures”) using the proportionate share method rather than the equity method;

•	we include our share of NOI less interest expense and ground rent expense of other unconsolidated minority interest ventures (“other ventures”) in revenues; and

•	we include discontinued operations and minority interests in NOI rather than presenting them separately.

These differences affect only the reported revenues and operating expenses of the segments and have no effect on our reported net earnings.

(footnotes continued on next page)

(3)	We use Funds From Operations (“FFO”) as a supplemental financial measure in addition to reported net earnings. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets do not diminish predictably over time, as historical cost accounting implies, and instead fluctuate due to market and other conditions. Accordingly, we believe FFO provides investors with useful information about our operating performance because it excludes real estate depreciation and amortization expense. We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, and as interpreted by the Securities and Exchange Commission. Accordingly, FFO is defined as net earnings (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding cumulative effects of changes in accounting principles, gains (losses) on sales of depreciated operating properties and real estate depreciation and amortization expense. Beginning July 1, 2003, we included impairment losses on operating properties in FFO. Our calculation of FFO may not be comparable to similarly titled measures reported by other companies because all companies do not calculate FFO in the same manner. FFO is not a liquidity measure and should not be considered as an alternative to cash flows or indicative of cash available for distribution. It also should not be considered an alternative to net earnings, as determined in accordance with GAAP, as an indication of our financial performance.

(4)	NOI and FFO are reconciled to net earnings as follows:

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Operating Results Data (a)
Net earnings	$104,902	$135,297	$170,485	$110,706	$139,851	$145,151	$202,724
Cumulative effect of change in accounting principle	4,629	—	—	411	—	—	—
Net losses (gains) on operating properties	(12,855)	(72,160)	(42,702)	58	(79,147)	(76,643)	(95,786)
Depreciation and amortization	104,617	127,752	122,965	145,356	182,167	123,433	161,067

Funds From Operations	201,293	190,889	250,748	256,531	242,871	191,941	268,005
Ground rent, interest and other financing expenses (b)	244,741	291,464	295,745	274,786	293,233	214,166	222,396
Income taxes, primarily deferred	15,080	9,279	5,993	28,480	29,945	24,372	27,899
Other provisions and losses (gains), net	(5,470)	17,207	(2,200)	1,444	43,506	27,425	4,263
Impairment losses on operating properties	—	28,142	9,552	374	42,123	—	6,500

Net Operating Income	$455,644	$536,981	$559,838	$561,615	$651,678	$457,904	$529,063

(a)	The items to reconcile FFO and NOI to net earnings have been presented using the accounting policies described in footnote 2.

(b)	Ground rent, interest and other financing expenses include interest expense, distributions on Parent Company-obligated mandatorily redeemable preferred securities and other subsidiary preferred stock and ground rent expense, net of interest earned on corporate investments.

We expect to announce our results of operations for 2003 in late February 2004. We currently anticipate that, for the fourth quarter of 2003, earnings from continuing operations, net earnings and Funds From Operations will be higher than in the fourth quarter of 2002. We also currently anticipate that, for the fiscal year 2003, earnings from continuing operations, net earnings and Funds From Operations will be higher than for the fiscal year 2002.

PROPERTIES OF THE ROUSE COMPANY

The following table sets forth basic information concerning our existing retail and office properties as of December 31, 2003. This table should be read in conjunction with our Annual Report on Form 10-K for the period ended December 31, 2002 and the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Additional Information” in the accompanying prospectus.

	Date of Opening or Acquisition		Retail Square Footage
Consolidated Retail Centers (Note 1)		Department Stores/Anchor Tenants	Total Center	Mall Only
Augusta Mall, Augusta, GA	8/78	Rich’s; Macy’s; JCPenney; Sears; Dillard’s	1,074,000	323,000
The Shops at Arizona Center, Phoenix, AZ	11/90	AMC Arizona Center 24	189,000	189,000
Bayside Marketplace, Miami, FL	4/87	—	227,000	227,000
Beachwood Place, Cleveland, OH	8/78	Saks Fifth Avenue; Dillard’s; Nordstrom	930,000	350,000
Collin Creek, Plano, TX	9/95	Dillard’s; Foley’s; JCPenney; Sears; Mervyn’s	1,121,000	331,000
The Mall in Columbia, Columbia, MD	8/71	Nordstrom; Hecht’s; JCPenney; Sears; Lord & Taylor; L.L. Bean, AMC Theaters	1,400,000	510,000
Faneuil Hall Marketplace, Boston, MA	8/76	—	208,000	208,000
Fashion Place, Salt Lake City, UT	10/98	Dillard’s; Nordstrom; Sears	905,000	291,000
Fashion Show, Las Vegas, NV	6/96	Neiman Marcus; Saks Fifth Avenue; Macy’s; Dillard’s; Robinsons-May; Nordstrom; Bloomingdale’s Home	1,842,000	627,000
The Gallery at Harborplace, Baltimore, MD	9/87	—	145,000	145,000
Governor’s Square, Tallahassee, FL	8/79	Burdines; Dillard’s; Sears; JCPenney	1,043,000	339,000
Harborplace, Baltimore, MD	7/80	—	138,000	138,000
Hulen Mall, Ft. Worth, TX	8/77	Foley’s; Dillard’s; Sears	938,000	327,000
Lakeside Mall, Sterling Heights, MI	5/02	Marshall Field’s Men & Home; Marshall Field’s Women; Lord & Taylor; Sears; JCPenney	1,477,000	516,000
Mall St. Matthews, Louisville, KY	3/62	Dillard’s (two stores); JCPenney; Lord & Taylor	1,110,000	361,000
Mondawmin Mall/Metro Plaza, Baltimore, MD	1/78; 12/82	—	434,000	434,000
North Star Mall, San Antonio, TX	5/02	Saks Fifth Avenue; Macy’s; Foley’s; Dillard’s; Mervyn’s	1,251,000	435,000
Oakwood Center, Gretna, LA	10/82	Sears; Dillard’s; JCPenney; Mervyn’s; Marshalls	960,000	359,000
Oviedo Marketplace, Orlando, FL	3/98	Dillard’s; Burdines; Sears; Regal Cinemas 22	965,000	335,000
Owings Mills, Baltimore, MD	7/86	Macy’s; Hecht’s; JCPenney; AMC Owings Mills 17	1,223,000	410,000
Paramus Park, Paramus, NJ	3/74	Macy’s; Sears; Fortunoff	784,000	317,000
Pioneer Place, Portland, OR	3/90	Saks Fifth Avenue	374,000	314,000
Ridgedale Center, Minneapolis, MN	1/89	Marshall Field’s Men & Home; Marshall Field’s Women; JCPenney; Sears	1,036,000	343,000

	Date of Opening or Acquisition		Retail Square Footage
Consolidated Retail Centers (Note 1)		Department Stores/Anchor Tenants	Total Center	Mall Only
Riverwalk, New Orleans, LA	8/86	—	197,000	197,000
South Street Seaport, New York, NY	7/83	—	260,000	260,000
Southland Center, Taylor, MI	1/89	Marshall Field’s; Mervyn’s; JCPenney	889,000	306,000
Staten Island Mall, Staten Island, NY	11/80	Sears; Macy’s; JCPenney	1,229,000	622,000
The Streets at South Point, Durham, NC	5/02	Nordstrom; Hecht’s; Belk; Sears; JCPenney	1,320,000	590,000
Village of Cross Keys, Baltimore, MD	9/65	—	81,000	81,000
Westdale Mall, Cedar Rapids, IA	10/98	JCPenney; Von Maur; Younkers	910,000	381,000
Westlake Center, Seattle, WA	10/88	—	111,000	111,000
White Marsh, Baltimore, MD	8/81	Macy’s; JCPenney; Hecht’s; Sears; Lord & Taylor	1,161,000	372,000
Willowbrook, Wayne, NJ	9/69	Bloomingdale’s; Lord & Taylor; Macy’s; Sears	1,528,000	500,000
Woodbridge Center, Woodbridge, NJ	3/71	Lord & Taylor; Sears; Macy’s; JCPenney; Fortunoff; Galyan’s	1,640,000	554,000

		Total Consolidated Centers in Operation	29,100,000	11,803,000

Proportionate Share Retail Centers (Note 2)	Date of Opening or Acquisition		Retail Square Footage
		Department Stores/Anchor Tenants	Total Center	Mall Only
Bridgewater Commons, Bridgewater, NJ	12/98	Bloomingdale’s; Lord & Taylor; Macy’s	887,000	384,000
Christiana Mall, Newark, DE		JCPenney; Lord & Taylor; Macy’s; Strawbridge’s	1,110,000	390,000
Highland Mall, Austin, TX	8/71	Dillard’s (two stores); Foley’s; JCPenney	1,085,000	367,000
Mizner Park, Boca Raton, FL	12/03	Robb & Stuckey	237,000	157,000
Oakbrook Center, Oak Brook, IL	5/02	Neiman Marcus; Nordstrom; Marshall Field’s; Lord & Taylor; Sears; Bloomingdale’s Home	2,094,000	842,000
Park Meadows, Littleton, CO	7/98	Dillard’s; Foley’s; Lord & Taylor; Nordstrom; JCPenney; Galyan’s	1,571,000	610,000
Perimeter Mall, Atlanta, GA	8/71	Rich’s; Macy’s; Nordstrom; Bloomingdale’s	1,281,000	502,000
Towson Town Center, Baltimore, MD	10/98	Hecht’s; Nordstrom	968,000	538,000
Village of Merrick Park, Coral Gables, FL	9/02	Neiman Marcus; Nordstrom	767,000	440,000
Water Tower Place, Chicago, IL	5/02	Marshall Field’s; Lord & Taylor	737,000	300,000
Village Centers (3), Summerlin, NV	—	—	383,000	383,000

		Total Proportionate Share Centers in Operation	11,120,000	4,913,000

		Total Retail Centers in Operation	40,220,000	16,716,000

Office and Other Properties in Operation

Consolidated Office and Other Properties (Note 1)	Location	Square Feet
Arizona Center	Phoenix, AZ
Garden Office Pavilion		104,000
One Arizona Center Office Tower		327,000
Two Arizona Center Office Tower		453,000
The Gallery at Harborplace	Baltimore, MD
Office Tower		265,000
Pioneer Place	Portland, OR
Office Tower		286,000
Village of Cross Keys	Baltimore, MD
Village Square Offices		69,000
Quadrangle Offices		110,000
Westlake Center	Seattle, WA
Office Tower		342,000
Columbia Office (12 buildings)	Columbia, MD	1,137,000
Columbia Industrial (6 buildings)	Columbia, MD	307,000
Summerlin Commercial (26 buildings)	Summerlin, NV	1,000,000
Owings Mills Town Center (4 buildings)	Baltimore, MD	729,000
Hunt Valley Business Center (19 buildings)	Baltimore, MD	1,434,000
Rutherford Business Center (20 buildings)	Baltimore, MD	783,000
Woodlands Office and Industrial (2 buildings)	Houston, TX	132,000
Other Office Projects (5 buildings)	Various	305,000

	Total Consolidated Office and Other Properties	7,783,000

Proportionate Share Office and Other Properties (Note 2)	Location	Square Feet
Oakbrook Center Office	Oakbrook, IL	240,000
Water Tower Place Office	Chicago, IL	93,000
Mizner Park	Boca Raton, FL	104,000
Village of Merrick Park	Coral Gables, FL	110,000
Woodlands Office and Industrial (5 buildings)	Houston, TX	388,000

	Total Proportionate Share Office and Other Properties	935,000

	Total Office and Other Properties in Operation	8,718,000

Note 1—Includes projects wholly owned by our subsidiaries and projects in which we have a majority interest and control.

Note 2—Includes projects owned by joint ventures or partnerships in which our interest is at least 35%.

		Project Square Footage
Projects Under Construction or in Development	Department Stores/ Anchor Tenants	Total	Tenant Space
Bridgewater Commons Expansion, Bridgewater, NJ	Bloomingdale’s Home	250,000	100,000
Kendall Town Center, Miami, FL	Dillard’s	1,200,000	350,000
Perimeter Mall, Atlanta, GA	Dillard’s	200,000	—
The Shops at La Cantera, San Antonio, TX	Neiman Marcus; Nordstrom; Dillard’s; Foley’s	1,300,000	380,000
Summerlin Centre, Summerlin, NV (Phase I)	Robinsons-May; Dillard’s; Macy’s	1,050,000	350,000
Corporate Pointe, Summerlin, NV	Office/Industrial	115,000	115,000
The Crossing Business Center, Summerlin, NV	Office/Industrial	55,000	55,000

	Total Projects Under Construction or in Development	4,170,000	1,350,000

DESCRIPTION OF COMMON STOCK

General

The following summary of certain terms and provisions of our common stock, $0.01 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto, of Rouse (which we refer to as the “Charter”) and the Bylaws, as amended, of Rouse (which we refer to as the “Bylaws”). This summary supersedes the information set forth under “Description of Common Stock” in the accompanying prospectus.

The Charter authorizes the issuance of 250,000,000 shares of common stock. As of February 3, 2004, after giving effect to the redemption or conversion of our Series B Convertible Preferred Stock, approximately 97,144,020 shares of common stock were issued and outstanding. On January 7, 2004, we announced the redemption of all of our Series B Convertible Preferred Stock and established February 10, 2004 as the redemption date.

The common stock is listed on the New York Stock Exchange under the trading symbol “RSE.”

The Charter also authorizes the issuance of preferred stock, and series of preferred stock are issued and outstanding as set forth under “Capitalization” in this prospectus supplement and as described under “Description of Preferred Stock” in the accompanying prospectus. In September 2003, the Articles Supplementary of our Increasing Rate Cumulative Preferred Stock, none of which is currently outstanding, were amended to remove the requirement that holders of our Increasing Rate Preferred Stock or their representatives consent to the issuance of preferred stock on a parity with or senior to the Increasing Rate Cumulative Preferred Stock.

Dividend Rights

Holders of our common stock are entitled to receive such dividends as are declared by our Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding preferred stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of our common stock and preferred stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of preferred stock, (ii) affect only the holders of preferred stock or (iii) relate to the right of the holders of preferred stock if we fail to fulfill any of our obligations regarding such stock.

Liquidation Rights

Upon any dissolution, liquidation or winding up of Rouse, the holders of common stock are entitled to receive pro rata all of Rouse’s assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock.

Preemptive Rights

Holders of common stock have no preemptive right to purchase or subscribe for any shares of our capital stock.

Classified Board

Our Charter and Bylaws establish a classified board of directors, with three classes of directors. The members of each class of directors serve for staggered three-year terms. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Our Charter and Bylaws provide that any vacancy on our board may be filled only by a majority of the remaining directors. Any individual elected as a director by the remaining directors will hold office for the remainder of the term of the director he or she is replacing. Our Charter and Bylaws provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Special Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.

Business Combination Statute

The Maryland General Corporation Law establishes special requirements with respect to “business combinations” between Maryland corporations and “interested stockholders,” unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

An “interested stockholder” is:

•	anyone who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, or

•	an affiliate or an associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our shares at any time within the two-year period prior to the date in question.

“Business combinations” include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts with interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates or associates for a period of five years after the most recent date on which the stockholder became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of a Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder or an affiliate or associate of the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. Our Bylaws specifically provide that the foregoing provisions apply to any such business combination with Rouse. An amendment to a Maryland corporation’s charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders or affiliates or associates of interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Rouse has not adopted any such amendment to its Charter.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	10% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. We have elected to have this statute not apply.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York, in New York, New York.

U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is based on an opinion of Arnold & Porter LLP, our special tax counsel, and summarizes the material federal income tax consequences to us and our stockholders with respect to their ownership and disposition of shares of common stock. This discussion is for general information only and is not tax advice. The information in this section is based on the Internal Revenue Code of 1986, as amended (“Code”), current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to a taxpayer that receives such a ruling), and court decisions, all as of the date hereof. Future legislation, Treasury Regulations, administrative interpretations or court decisions could significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. This summary does not address all aspects of taxation that may be relevant to certain types of stockholders (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding our shares of common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States).

Each investor is advised to consult its own tax advisor regarding the tax consequences of the acquisition, ownership and sale of the shares, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership, sale, and potential changes in applicable tax laws.

If a partnership owns our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that owns our common stock, you should consult your tax advisor.

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year beginning January 1, 1998. Arnold & Porter has delivered an opinion that we have been organized and operated in conformity with the requirements for qualification as a REIT commencing with the taxable year ending December 31, 1998 and will continue to so qualify under our proposed method of operation. These opinions rely upon customary representations made by us about factual matters relating to our organization and operation and are subject to customary qualifications.

We intend to continue to operate in such a manner to qualify as a REIT, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual operating results, various asset composition, distribution level, diversity of share ownership, and qualification tests imposed under the Code and Treasury Regulations and discussed below under “—Qualification as a REIT.” In particular, qualification for REIT status under current laws requires compliance with certain complex limitations on the type and amount of income a REIT can receive and the type of assets a REIT can own. However, there can be no assurance that we will be owned and organized and will operate in a manner so as to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to shareholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed during, or within a specified time period after, the calendar year in which the income is earned. To the extent that we elect to retain and pay income tax on our net long-term capital gain, shareholders are required to include their proportionate share of our undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by us.

Despite the REIT election, we may be subject to federal income and excise tax as follows: (i) we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains; (ii) we may be subject to the “alternative minimum tax” on certain items of tax preference to the extent that tax exceeds our regular tax; (iii) if we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) any net income that we have from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property that occur due to an involuntary conversion) will be subject to a 100% tax; (v) if we should fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability; (vi) if we fail to distribute during each year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (c) any undistributed taxable income from preceding periods, we will be subject to 4% excise tax on the excess of such required distribution over the amounts actually distributed; and (vii) we will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid by any of our “taxable REIT subsidiaries” to us that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See “—Other Tax Considerations—Investments in Taxable REIT subsidiaries.”

Effective with our election to be taxed as a REIT beginning on January 1, 1998, we made an election such that with respect to assets held as of the date of REIT election which are disposed of within ten years of such election, a corporate level tax on pre-REIT built-in gain will be imposed at the time of such disposition. This election allowed us to avoid the immediate recognition of pre-REIT built-in gain of our assets upon our election to be taxed as a REIT. However, this election will subject us to a corporate tax upon the taxable disposition prior to January 1, 2008 of any asset owned by us on January 1, 1998, to the extent of the built-in gain of such asset as of January 1, 1998.

Similarly, if we acquire any assets from a taxable “C” corporation in a carryover basis transaction, and if we recognize gain on the disposition of such assets during the 10-year period beginning on the date on which such assets were acquired by us, then to the extent of such assets’ “built-in gain” (i.e., the excess of the fair market value of such asset at the time of the acquisition by us over the adjusted basis in such asset, determined at the time of such acquisition), we will be subject to tax on such gain at the highest regular corporate rate applicable. The results described in this prospectus supplement with respect to the recognition of built-in gain on assets acquired in a carryover basis transaction assume that, with respect to transactions occurring between January 1, 1998 and January 2, 2002, we made an election pursuant to Notice 88-19 or Treasury regulations that were promulgated in 2000 and 2001, as modified, and that, with respect to transactions occurring on or after January 2, 2002, we have not made or will not make, or will not be deemed to make, an election pursuant to Treasury regulations that were promulgated in 2001, as modified. In addition to becoming liable for specified liabilities that may be inherited from the “C” corporation, we also would be obligated to distribute any taxable earnings and profits inherited from such “C” corporation in the tax year of such acquisition.

Qualification as a REIT

A REIT is defined in the Code as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company; (5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year; (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding the REIT’s first taxable year, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities) (the “Five or Fewer Requirement”); and (7) which meets certain income and asset tests described below. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6).

As of the date of this prospectus supplement, based on publicly available information, we satisfied the share ownership requirements set forth in (5) and (6) above. Although we intend to monitor our share ownership in accordance with regulatory rules in order to satisfy the Five or Fewer Requirement, our Charter does not contain any provisions designed to ensure compliance with the Five or Fewer Requirement.

We have complied with, and will continue to comply with, regulatory rules pursuant to which we are required to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If despite sending the annual letters, we do not know, or exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the requirement described in (6) above. If we were to fail to comply with these regulatory rules, we would be subject to monetary damages. If our failure to comply was due to intentional disregard of the requirement, the penalty is increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We may own and operate a number of properties through wholly owned subsidiaries. Code Section 856(i) provides that a corporation which is a “qualified REIT subsidiary” will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions, and credit of a “qualified REIT subsidiary” will be treated as assets, liabilities and items (as the case may be) of the REIT. Thus, in applying the requirements described in this Code section, assets, liabilities and items of income, deduction and credit of our qualified REIT subsidiaries will be treated as our assets, liabilities and items. If we invest in a partnership, limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership’s, limited liability company’s or trust’s assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These “look-through” rules apply for purposes of the income tests and asset tests described below.

Income Tests.    There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year to maintain our qualification as a REIT. First, at least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from “rents from real property,” other income from investments relating to real property or mortgages on real property, or certain income from qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% test and from dividends, interest, gain from the sale or disposition of stock securities, and payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by the Company to hedge indebtedness incurred or to be incurred.

Rents received by us will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as “rents from real property” if the REIT, or direct or constructive owner of 10% or more of the REIT, also directly or constructively owns 10% or more of such tenant unless the tenant is a taxable REIT subsidiary of ours and certain other requirements are met with respect to the real property being rented. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as rents from real property, we generally must not furnish or render services to residents, other than through a taxable REIT subsidiary or an “independent contractor” who is adequately compensated from whom we derive no income, except that we may directly provide services that are “usually or customarily rendered” in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered “rendered to the occupant for his convenience.” For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term “interest” generally does not include any amount if the determination of such amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which we failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the “10% test”). Further, no more than 20% of the total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of its total assets may be represented by securities of any nongovernmental issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of any quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

Annual Distribution Requirements.    In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (B) a portion of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular distribution payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (a) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or (b) the payment of severance benefits that may not be deductible to us. In the event that such timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency distributions; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency distributions.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to such distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify for even one year could result in our incurring indebtedness or liquidating investments in order to pay potentially significant resulting tax liabilities.

Federal Income Taxation of Stockholders

General.    So long as we qualify for taxation as a REIT, distributions on shares of common stock to a stockholder made out of the current or accumulated earnings and profits allocable thereto (and not designated as capital gain dividends) will be includable by such stockholder as ordinary income for federal income tax purposes. Ordinary dividends paid by us generally will not be eligible for the reduced maximum 15% rate imposed on certain corporate dividends as a result of recently enacted U.S. federal income tax legislation; however, in some cases, certain amounts of dividends payable by us will qualify for a reduced rate. None of these distributions will be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which the stockholder has held its shares of common stock. However, corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, stockholders would include in income, as long-term capital gain, their proportionate share of such net long-term capital gain. A stockholder would also receive a refundable tax credit for its proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in the shares of common stock in an amount equal to the stockholder’s includable capital gains less its share of the tax deemed paid.

Stockholders may not include in their individual federal income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our stockholders. In addition, any distribution declared by us in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under “—General” and “––Qualification as a REIT––Annual Distribution Requirements” above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any “deficiency dividend” will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will be not taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder’s shares of common stock. Stockholders will be required to reduce the tax basis of their shares of common stock by the amount of such distributions until such basis has been reduced to zero, after which such distributions will be taxable as capital gain, if the shares of common stock are held as a capital asset. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of common stock. See “—Sale, Exchange, or Redemption of Shares.”

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which generally reduces the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. This reduced tax rate generally will not apply to dividends paid by a REIT on shares of its common stock, because a REIT generally is not subject to federal income tax on the portion of its taxable income or capital gains distributed to its stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of a REIT’s dividends received by its stockholders that are attributable to (1) dividends received by the REIT from its taxable REIT subsidiaries or other non-REIT corporations, (2) income from the prior year with respect to which the REIT was required to pay federal corporate income tax during the prior year, net of taxes paid by the REIT on such income (if, for example, the REIT did not distribute 100% of its taxable income for the prior year) and (3) income that is subject to a “built-in gains” tax in the prior taxable year, net of taxes paid by the REIT on such income. Due to the activities conducted through our taxable REIT subsidiaries, it is likely that certain amounts of dividends payable by us will qualify for this reduced tax rate because part of those dividends will be attributable to dividends from our taxable REIT subsidiaries.

The dividend tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum dividend rates will increase in 2009.

Treatment of Tax-Exempt Stockholders.    Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust does not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of common stock with debt, a portion of its income from us will constitute UBTI pursuant to the “debt financed property” rules. Likewise, a portion of its income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit. In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of the dividends from us as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if (i) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%, (ii) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our stock or (B) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Sale, Exchange, or Redemption of Shares.    Upon the sale or exchange of any shares of common stock to or with a person other than us or a sale or exchange of all shares of common stock (whether actually or constructively owned) with us, a stockholder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the stockholder’s adjusted tax basis in such shares of common stock. Such gain will be capital gain if the stockholder held such shares of common stock as a capital asset and will be long-term capital gain if such shares were held for more than one year. Any loss upon a sale or exchange of shares of common stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent such stockholder previously received capital gain distributions with respect to such shares of common stock.

The Jobs and Growth Tax Reconciliation Act of 2003 generally reduces the maximum long-term capital gains tax rate from 20% to 15% in the case of gain from the sale of shares held for more than one year. The long-term capital gains rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum long-term capital gains rate will increase in 2009.

Taxation of Foreign Shareholders.    A sale of our shares by a foreign person normally will not be subject to U.S. federal income taxation unless our common stock constitutes a “U.S. real property interest” within the meaning of the Foreign Investment of Real Property Act of 1980 (“FIRPTA”). Our shares of common stock will not constitute a U.S. real property interest if we are a “domestically controlled REIT.” We will qualify as a “domestically-controlled REIT” so long as less than 50% in value of our shares is held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trusts and estates. We do, and expect to continue to qualify as a domestically-controlled REIT. Under these circumstances, gain from the sale of shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person’s U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

Distribution of cash generated by our real estate operations, but not by the sale or exchange of our capital assets, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files with us the required form evidencing such lower rate or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is “effectively connected” income.

Distributions of proceeds attributable to the sale or exchange by us of U.S. real property interests are subject to income and withholding taxes pursuant to FIRPTA, and may be subject to branch profits tax in the hands of a shareholder which is a foreign corporation if it is not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person that could be designated by us as a capital gain dividend; this amount is creditable against the foreign shareholder’s Foreign Investment in Real Property Tax Act liability.

Backup withholding tax and information reporting will generally not apply to distributions paid to foreign stockholders outside the United States that are treated as (i) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (ii) capital gains dividends; or (iii) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder otherwise established an exception. A foreign stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

The federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors should consult their own advisors regarding the income, withholding and estate tax considerations with respect to their investment.

Backup Withholding and Information Reporting.    Under certain circumstances, a stockholder may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of common stock. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty or perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining such exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to payment to a stockholder will be allowed as a credit against such stockholder’s United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Other Tax Considerations

Investments in Taxable REIT Subsidiaries.    Several of our subsidiaries, principally various subsidiaries engaged in our community development activities, have elected to be treated as our taxable REIT subsidiaries. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we own an interest. As our taxable REIT subsidiaries, these entities will pay federal and state income taxes at the full applicable corporate rates on their income prior to payment of any dividends. Such taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiaries to us will be reduced accordingly.

Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings but are permitted to engage in certain types of activities, such as those performed by taxable entities in which we own an interest, which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary. We will be subject to a tax of 100% on the amount of any redetermined rents from real property, redetermined deductions of any of our taxable REIT subsidiaries or excess interest attributable to or paid by any of our taxable REIT subsidiaries to us that would be reduced through reapportionment under Code Section 482 in order to more clearly reflect income of the taxable REIT subsidiary.

Potential Legislation or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

State, Local and Foreign Taxation

We and our stockholders may be subject to state, local, or foreign taxation in various state, local or foreign jurisdictions, including those in which it or they transact business or reside. Such state, local or foreign taxation may differ from the federal income tax treatment described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in us.

PLAN OF DISTRIBUTION

Subject to the terms and conditions described in an underwriting agreement between us and Deutsche Bank Securities Inc., as underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, 4,000,000 shares of common stock.

The underwriter has agreed to purchase all of the shares sold under the underwriting agreement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have granted an option to the underwriter to purchase up to 600,000 additional shares. The underwriter may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriter exercises this over-allotment option, the underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase these additional shares.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have been advised that the underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the underwriter may change the offering price.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriter to us per share of common stock. The underwriting discounts and commissions are 0.41% of the initial public offering price. We have agreed to pay the underwriter the following discounts and commissions, assuming either no exercise or full exercise by the underwriter of the underwriter’s over-allotment option:

		Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.20	$800,000	$920,000

No Sales or Similar Securities

We have agreed, with exceptions, not to offer, sell, contract to sell or otherwise dispose of any common stock for 60 days after the date of this prospectus supplement without first obtaining the written consent of the underwriter. This lockup provision applies to common stock and to securities convertible into or exchangeable for common stock. These restrictions will not apply to:

•	issuances of stock by us pursuant to the Hughes Contingent Stock Agreement;

•	issuance of stock upon conversion of our outstanding Series B convertible preferred stock;

•	issuances of stock by us pursuant to any employee or non-employee director benefit plan; and

•	issuances of stock by us to any current or future employee or non-employee director.

Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriter from bidding for and purchasing our common stock. The underwriter may engage in over-allotment, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

If the underwriter creates a short position in the common stock in connection with the offering (i.e., if it sells more shares than are listed on the cover of this prospectus supplement), the underwriter may reduce that short position by purchasing shares in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Such transactions may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Deutsche Bank Securities Inc. or an affiliate is co-lead arranger, joint book runner and a lender under our revolving credit facility.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Piper Rudnick LLP. Certain other matters relating to the offering will be passed upon for us by Gordon H. Glenn, Senior Vice President and General Counsel of Rouse, and by Fried, Frank, Harris, Shriver & Jacobson LLP. Certain matters of U.S. federal tax law and regulation will be passed upon for us by Arnold & Porter LLP, our special tax counsel. Certain legal matters relating to the offering will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements and schedules of Rouse and its subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference in reliance upon reports of KPMG LLP, independent certified public accountants, incorporated by reference in the accompanying prospectus and upon the authority of KPMG LLP as experts in accounting and auditing. The report of KPMG LLP includes an explanatory paragraph that states: “As discussed in note 1(a) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and the provisions related to the rescission of SFAS No. 4 of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, in 2002.”

THE ROUSE COMPANY

Common Stock, Preferred Stock and Debt Securities

We are one of the largest publicly traded real estate companies in the United States. Through this prospectus, we may periodically offer shares of our common stock, shares of our preferred stock and/or debt securities, and one of our securityholders may periodically offer up to 3,525,782 shares of our common stock and up to $58,000,000 principal amount of our 6.94% notes due 2008 that have been issued to it, in the amounts, at the prices and on such other terms as will be determined at the time of offering. The offering price of all securities issued under this prospectus may not exceed $2,251,000,000.

We may offer any of the securities described in this prospectus in one or more series or issue any of those securities all at once or over time. We will describe the specific terms of any securities we offer in a prospectus supplement that will accompany this prospectus. If we offer common stock, we will specify the number of shares, the public offering price and other terms relating to the offer and sale of those shares in the prospectus supplement. If we offer preferred stock, we will specify the title of the preferred stock, the number of shares, the public offering price, any dividend, liquidation, redemption, voting, conversion, exchange and other rights, and any other terms relating to the offer and sale of those shares in the prospectus supplement. If we offer debt securities, we will specify the title of the debt securities, the principal amount, the public offering price, the denomination, the maturity, any premium, any interest rate (which may be fixed, floating or adjustable), the time and method of calculating any interest payment, the place where the principal of and any premium and interest may be paid, the currency in which the principal of and any premium and interest may be paid, any redemption or repayment terms at our or the holder’s option, any sinking fund, conversion or exchange provisions, any other special terms, and any other terms relating to the offer and sale of those debt securities in the prospectus supplement.

Any securities to be sold by the selling securityholder under this prospectus may be sold directly or through agents or broker-dealers on terms to be determined at the time of sale. The terms of any sale will be described in a prospectus supplement that will accompany this prospectus. We will receive no proceeds from any sales of our securities by the selling securityholder, but we have agreed to pay certain expenses associated with the registration and sale of those securities.

Our common stock trades on the New York Stock Exchange under the symbol “RSE.” We will list any shares of common stock sold under this prospectus on the New York Stock Exchange. Unless we otherwise specify in a prospectus supplement, any debt securities we issue under this prospectus will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 1998.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus or information that we or the selling securityholder have referred you to, such as the information referred to below that we file with the SEC. Neither we nor the selling securityholder has authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities offered under this prospectus. This prospectus is part of the registration statement we filed with the SEC.

1.	Annual Report on Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).

2.	Current Report on Form 8-K dated January 15, 1998.

3.	Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

4.	Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

5.	Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

6.	Current Report on Form 8-K dated August 14, 1998.

7.	Current Report on Form 8-K/A dated October 9, 1998.

8.	Current Report on Form 8-K dated October 21, 1998.

9.	Current Report on Form 8-K dated November 5, 1998.

10.	Current Report on Form 8-K/A dated November 16, 1998.

11.	Description of Contingent Stock Agreement (as described elsewhere in this prospectus) is incorporated by reference to the caption “The Contingent Stock Agreement; The Contractual Rights” contained in the registration statement on Form S-4 (File No. 333-1693) filed March 13, 1996, as amended.

You may request a copy of these filings, at no cost, by writing or telephoning David L. Tripp, Vice President and Director of Investor Relations and Corporate Communications, The Rouse Company, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, Telephone: (410) 992-6000.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements which reflected our views at the times the documents were filed regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or the results we expected at the time of filing. See Exhibit 99.2 to the 1997 10-K. The words “believe,” “expect,” “anticipate” and similar expressions identify forward-looking statements, which speak only as of the dates on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should not unduly rely on these forward-looking statements.

THE ROUSE COMPANY

The Rouse Company is one of the largest publicly-traded real estate companies in the United States. We elected to be taxed as a real estate investment trust (a “REIT”) effective January 1, 1998. Through our subsidiaries, affiliates and non-REIT subsidiaries, we engage in, or have a material financial interests in, (i) the ownership, management, acquisition and development of income-producing and other real estate in the United States, including retail centers, office buildings, mixed-use projects and community retail centers, and the management of one retail center in Canada and (ii) the development and sale of land primarily in Maryland and the Las Vegas, Nevada metropolitan area for residential, commercial and industrial uses.

Our principal offices are located at The Rouse Company Building, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, and our telephone number is (410) 992-6000.

The Rouse Company and its subsidiaries, affiliates and non-REIT subsidiaries are referred to collectively in this prospectus as “we,” “Rouse” or the “Company.”

USE OF PROCEEDS

Unless we otherwise indicate in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of any securities offered by us for general corporate purposes, including the repayment of indebtedness and for acquisitions. We will receive no proceeds from any sales of our securities by the selling securityholder. See “Selling Securityholder.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our (i) ratio of earnings to fixed charges and (ii) ratio of earnings to combined fixed charges and Preferred stock dividend requirements for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
	1998	1997	1997	1996	1995	1994	1993
Ratio of earnings to fixed charges(1)	1.44	1.27	1.25	1.16	1.04	1.06	1.01
Ratio of earnings to combined fixed charges and Preferred stock dividend requirements(2)(3)	1.36	1.19	1.20	1.08	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, distributions on Company-obligated mandatorily redeemable preferred securities, the estimated interest component of rent expense and certain other items.

(2)	The ratio of earnings to combined fixed charges and Preferred stock dividend requirements is computed by dividing total combined fixed charges and amounts of pre-tax earnings required to cover Preferred stock dividend requirements into net earnings before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, distributions on Company-obligated mandatorily redeemable preferred securities, the estimated interest component of rent expense and certain other items.

(3)	Total combined fixed charges and Preferred stock dividend requirements exceeded earnings available for combined fixed charges and Preferred stock dividend requirements by $14,086,000, $8,934,000 and $17,722,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

DESCRIPTION OF COMMON STOCK

General

The following summary of certain terms and provisions of Rouse’s common stock, $0.01 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law (the “MGCL”) and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto, of Rouse (the “Charter”) and the Bylaws, as amended, of Rouse (the “Bylaws”), copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

The Charter authorizes the issuance of 250,000,000 shares of common stock and, as of November 30, 1998, 72,158,705 shares of common stock were issued and outstanding. The common stock is listed on the NYSE under the trading symbol “RSE.”

In connection with Rouse’s acquisition in June 1996 (the “Hughes Acquisition”) of all the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (collectively, “Hughes”), Rouse entered into an agreement (the “Contingent Stock Agreement”) for the benefit of the former Hughes equity owners (or their successors) (the “Hughes Owners”) pursuant to which shares of common stock, or under certain circumstances, Increasing Rate Cumulative Preferred Stock, par value $0.01 per share (the “Increasing Rate Preferred Stock”), of Rouse may be issued to the Hughes Owners over a 14-year period ending in 2009. The number of shares of common stock (or, under certain circumstances, Increasing Rate Preferred Stock) that may be issued will be determined on the basis of the net cash flow generated from and the appraised value of certain assets acquired in the Hughes Acquisition. Any shares of Increasing Rate Preferred Stock, if issued, will be exchangeable, at Rouse’s option, for shares of common stock.

During the first quarter of 1997, Rouse issued 4,050,000 shares of its Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Convertible Preferred Stock”). The Series B Convertible Preferred Stock is convertible, in whole or in part, at the option of the holder thereof at any time, unless previously redeemed, into shares of common stock, at a conversion price of $38.125 per share of common stock (equivalent to a conversion rate of 1.311 shares of common stock per share of Series B Convertible Preferred Stock), subject to adjustment in certain circumstances. The Series B Convertible Preferred Stock is not redeemable prior to April 1, 2000, and at no time is it redeemable for cash. On or after April 1, 2000, the Series B Convertible Preferred Stock will be redeemable by Rouse, in whole or in part, at Rouse’s option and subject to certain conditions, for such number of shares of common stock as are issuable at a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment in certain circumstances. See “Description of Preferred Stock—Series B Convertible Preferred Stock.”

Rouse has outstanding $128,515,000 aggregate principal amount of 5 3/4% Convertible Subordinated Debentures due 2002. The debentures are convertible by the holders thereof into common stock at a conversion price equal to $28.625 principal amount of each debenture for each share of common stock, subject to adjustment in certain circumstances.

Dividend Rights

The holders of common stock are entitled to receive such dividends as are declared by the Board of Directors of Rouse, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of common stock and Rouse’s preferred stock, $0.01 per share, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of preferred stock, (ii) affect only the holders of preferred stock or (iii) relate to the rights of the holders of preferred stock if Rouse fails to fulfill any of its obligations regarding such stock.

Liquidation Rights

Upon any dissolution, liquidation or winding up of Rouse, the holders of common stock are entitled to receive pro rata all of Rouse’s assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock.

Preemptive Rights

Holders of common stock have no preemptive right to purchase or subscribe for any shares of Rouse’s capital stock.

Special Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable provisions of the MGCL.

Business Combination Statute

The MGCL establishes special requirements with respect to “business combinations” between Maryland corporations and “interested stockholders,” unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

“Interested stockholders” are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation. “Business combinations” include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. The Bylaws specifically provide that the foregoing provisions apply to any such business combination with Rouse. An amendment to a Maryland corporation’s charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Rouse has not adopted any such amendment to its charter.

Control Share Acquisition Statute

The MGCL imposes limitations on the voting rights of shares acquired in a “control share acquisition.” The Maryland statute defines a “control share acquisition” at the 20%, 33 1/3% and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an “acquiring person statement,” but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an “acquiring person statement” is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the statute provides that, if, before a control share acquisition occurs, voting rights are accorded to control shares which result in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. The Bylaws specifically provide that the statutory provisions relating to control share acquisitions do not apply.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York, New York, New York.

DESCRIPTION OF PREFERRED STOCK

General

The following summaries of certain terms and provisions of the preferred stock do not purport to be complete and are subject to, and qualified in their entirety by reference to, the MGCL and the terms and provisions of the Charter, including the Articles Supplementary setting forth the particular terms of (i) the Series B Convertible Preferred Stock, (ii) the Increasing Rate Preferred Stock and (iii) the 10.25% Junior Preferred Stock, Series 1996 (the “Junior Preferred Stock”), and to the Bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus forms a part.

The Charter authorizes the issuance of 50,000,000 shares of preferred stock, of which (i) 4,600,000 shares have been classified as Series B Convertible Preferred Stock, (ii) 10,000,000 shares have been classified as Increasing Rate Cumulative Preferred Stock and (iii) 37,362 shares have been classified as 10.25% Junior Preferred Stock, 1996 Series. Preferred stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be established by the Board of Directors of Rouse. Thus, without stockholder approval, Rouse could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

The particular terms of any series of preferred stock offered by any prospectus supplement will be described in the prospectus supplement relating to such series of preferred stock. At any time that any series of preferred stock is authorized, the Board of Directors of Rouse or a duly authorized Committee of such Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof. The description of the terms of a particular series of preferred stock that will be set forth in a prospectus supplement does not purport to be complete and will be qualified in its entirety by reference to the Articles Supplementary relating to such series.

As of November 30, 1998, no shares of Increasing Rate Preferred Stock, 37,362 shares of Junior Preferred Stock and 4,050,000 shares of Series B Convertible Preferred Stock are issued and outstanding.

Series B Convertible Preferred Stock

General

On January 30, 1997, the Board of Directors of Rouse classified and authorized Rouse to issue up to an aggregate of 4,600,000 shares of the Series B Convertible Preferred Stock as part of the 50,000,000 shares of the authorized preferred stock.

The holders of the Series B Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of Rouse or any other securities of Rouse convertible into or carrying rights or options to purchase any such shares. The Series B Convertible Preferred Stock is not subject to any sinking fund or other obligation of Rouse to redeem or retire the Series B Convertible Preferred Stock. Unless converted or redeemed by Rouse, the Series B Convertible Preferred Stock has a perpetual term, with no maturity. The Series B Convertible Preferred Stock is listed on the NYSE under the trading symbol “RSE Pr B.” The shares of common stock issuable upon conversion or redemption of the Series B Convertible Preferred Stock are listed on the NYSE.

Ranking

The Series B Convertible Preferred Stock ranks senior to the Increasing Rate Preferred Stock, the Junior Preferred Stock and the common stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

While any shares of Series B Convertible Preferred Stock are outstanding, Rouse may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series B Convertible Preferred Stock and all other shares of Voting Preferred Shares (defined below), voting as a single class. However, Rouse may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking on a parity with the Series B Convertible Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a “Series B Parity Stock”) without the consent of any holder of Series B Convertible Preferred Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Series B Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, cumulative cash dividends at the rate per annum of 6.0% per share on the liquidation preference thereof or $3.00 per share of Series B Convertible Preferred Stock. Dividends on the Series B Convertible Preferred Stock are payable quarterly on the first calendar day of January, April, July and October of each year (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Each such dividend is payable to holders of record as they appear on the stock records of Rouse at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof as shall be fixed by the Board of Directors of Rouse. Dividends are cumulative from the most recent dividend payment date to which dividends have been paid, whether or not in any dividend period or periods there shall be funds of Rouse legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Convertible Preferred Stock will not bear interest. Dividends payable on the Series B Convertible Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Convertible Preferred Stock for each full dividend period are computed by dividing the annual dividend rate by four.

No dividend may be declared or paid on any Series B Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series B Convertible Preferred Stock for all prior dividend periods, provided, however, that if accrued dividends on the Series B Convertible Preferred Stock for all prior dividend periods have not been paid in full then any dividend declared on the Series B Convertible Preferred Stock for any dividend period and on any Series B Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series B Convertible Preferred Stock and such Series B Parity Stock.

Rouse may not

(i)	declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Series B Junior Stock (as defined below), or

(ii)	redeem, purchase or otherwise acquire for consideration any Series B Junior Stock through a sinking fund or otherwise (other than (A) a redemption or purchase or other acquisition of shares of common stock made for purposes of an employee incentive or benefit plan of Rouse or any subsidiary or (B) a purchase or other acquisition of shares of common stock made for purposes of distribution pursuant to the Contingent Stock Agreement), unless

(1)	all cumulative dividends with respect to the Series B Convertible Preferred Stock and any Series B Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and

(2)	sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series B Convertible Preferred Stock and any Series B Parity Stock.

The foregoing limitations do not restrict Rouse’s ability to take the foregoing actions with respect to any Series B Parity Stock.

As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Series B Junior Stock on Series B Junior Stock, or in options, warrants or rights to holders of Series B Junior Stock to subscribe for or purchase any Series B Junior Stock, and (ii) the term “Series B Junior Stock” means the common stock, and any other class of capital stock of Rouse now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series B Convertible Preferred Stock.

Redemption

Shares of Series B Convertible Preferred Stock are not redeemable by Rouse prior to April 1, 2000, and at no time is the Series B Convertible Preferred Stock redeemable for cash. On and after April 1, 2000, the shares of Series B Convertible Preferred Stock will be redeemable at the option of Rouse, in whole or in part, for such number of shares of common stock as equals the liquidation preference of the Series B Convertible Preferred Stock to be redeemed divided by the Conversion Price (as defined below under “—Conversion Rights”) as of the opening of business on the date set for such redemption (equivalent to a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock), subject to adjustment in certain circumstances. Rouse may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the common stock on NYSE exceeds $45.75, subject to adjustment in certain circumstances. In order to exercise its redemption option, Rouse must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met, but in no event prior to February 1, 2000.

On the redemption date, Rouse must pay on each share of Series B Convertible Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series B Convertible Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentences, no payment or allowance will be made for accrued dividends on any shares of Series B Convertible Preferred Stock called for redemption or on the shares of common stock issuable upon such redemption.

In the event that full cumulative dividends on the Series B Convertible Preferred Stock and any Series B Parity Stock have not been paid or declared and set apart for payment, the Series B Convertible Preferred Stock may not be redeemed in part and Rouse may not purchase or acquire shares of Series B Convertible Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series B Convertible Preferred Stock.

On and after the date fixed for redemption, provided that Rouse has made available at the office of the Registrar and Transfer Agent a sufficient number of shares of common stock and an amount of cash to effect the redemption, dividends will cease to accrue on the Series B Convertible Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series B Convertible Preferred Stock on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Convertible Preferred Stock shall cease except the right to receive the shares of common stock upon such redemption and any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series B Convertible Preferred Stock (unless Rouse defaults in the delivery of the shares of common stock or cash) will be, without any further action, deemed a holder of the number of shares of common stock for which such Series B Convertible Preferred Stock is redeemable.

Fractional shares of common stock are not to be issued upon redemption of the Series B Convertible Preferred Stock, but, in lieu thereof, Rouse will pay a cash adjustment based on the current market price of the common stock on the trading day prior to the redemption date.

Liquidation Preference

The holders of shares of Series B Convertible Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, $50.00 per share of Series B Convertible Preferred Stock plus an amount per share of Series B Convertible Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the “Series B Liquidation Preference”), and no more.

Until the holders of the Series B Convertible Preferred Stock have been paid the Series B Liquidation Preference in full, no payment will be made to any holder of Series B Junior Stock upon the liquidation, dissolution or winding up of Rouse. If, upon any liquidation, dissolution or winding up of Rouse, the assets of Rouse, or proceeds thereof, distributable among the holders of the shares of Series B Convertible Preferred Stock are insufficient to pay in full the Series B Liquidation Preference and the liquidation preference with respect to any other shares of Series B Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B Convertible Preferred Stock and any such Series B Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B Convertible Preferred Stock and any such Series B Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of Rouse with another corporation, a statutory share exchange by Rouse nor a sale or transfer of all or substantially all of Rouse’s assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Rouse.

Voting Rights

Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series B Convertible Preferred Stock have no voting rights.

If and whenever six quarterly dividends (whether or not consecutive) payable on the Series B Convertible Preferred Stock or any other Series B Parity Stock are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of Rouse will be increased by two and the holders of shares of Series B Convertible Preferred Stock, voting together as a class with the holders of any other series of Series B Parity Stock (any such other series, the “Voting Preferred Shares”), will have the right to elect two additional directors to serve on Rouse’s Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Convertible Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends and dividends for the current quarterly period on the Series B Convertible Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment.

The approval of two-thirds of the outstanding shares of Series B Convertible Preferred Stock and all other series of Voting Preferred Shares, acting as a single class regardless of series either at a meeting of shareholders or by written consent, is required in order to amend the Charter and Articles Supplementary to affect materially and adversely the rights, preferences or voting powers of the holders of the Series B Convertible Preferred Stock or the Voting Preferred Shares or to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series B Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, Rouse may create additional classes of Series B Parity Stock and Series B Junior Stock, increase the authorized number of shares of Series B Parity Stock and Series B Junior Stock and issue additional series of Series B Parity Stock and Series B Junior Stock without the consent of any holder of Series B Convertible Preferred Stock.

Except as required by law, the holders of Series B Convertible Preferred Stock are not entitled to vote on any merger or consolidation involving Rouse or a sale of all or substantially all of the assets of Rouse. See “—Conversion Price Adjustments” below.

Conversion Rights

Shares of Series B Convertible Preferred Stock are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of common stock at a conversion price of $38.125 per share of common stock (equivalent to a conversion rate of 1.311 shares of common stock for each share of Series B Convertible Preferred Stock), subject to adjustment as described below (“Conversion Price”). The right to convert shares of Series B Convertible Preferred Stock called for redemption terminates at the close of business on a redemption date.

Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Convertible Preferred Stock shall have been surrendered and notice shall have been received by Rouse as aforesaid (and if applicable, payment of any amount equal to the dividend payable on such shares shall have been received by Rouse as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

Holders of shares of Series B Convertible Preferred Stock at the close of business on a dividend payment record date are entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series B Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and ending with the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series B Convertible Preferred Stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of common stock on such dividend payment date will receive the dividend payable by Rouse on such shares of Series B Convertible Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series B Convertible Preferred Stock for conversion. Except as provided above, Rouse will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon such conversion.

Fractional shares of common stock are not to be issued upon conversion but, in lieu thereof, Rouse will pay a cash adjustment based on the current market price of the common stock on the trading day prior to the conversion date.

Conversion Price Adjustments

The Conversion Price is subject to adjustment upon certain events, including:

(i)	the payment of dividends (and other distributions) payable in common stock on any class of capital stock of Rouse;

(ii)	the issuance to all holders of common stock of certain rights or warrants entitling them to subscribe for or purchase common stock at a price per share less than the fair market value per share of common stock;

(iii)	subdivisions, combinations and reclassifications of common stock; and

(iv)	distributions to all holders of common stock of evidences of indebtedness of Rouse or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of equity, including revaluation equity, applicable to common stock).

In addition to the foregoing adjustments, Rouse may make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock.

In case Rouse shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of common stock or sale of all or substantially all of Rouse’s assets), in each case as a result of which shares of common stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B Convertible Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of common stock into which one share of Series B Convertible Preferred Stock was convertible immediately prior to such transaction (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). Rouse may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

No adjustment of the Conversion Price is required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series B Convertible Preferred Stock is The Bank of New York, New York, New York.

Increasing Rate Preferred Stock

General

On February 22, 1996, the Board of Directors of Rouse classified, and authorized Rouse to issue, the Increasing Rate Preferred Stock as part of the 50,000,000 shares of authorized preferred stock. The Increasing Rate Preferred Stock is issuable only in connection with the Hughes Acquisition and only to Hughes Owners. Pursuant to the terms of the Contingent Stock Agreement, Rouse will be obligated to issue and deliver shares of Increasing Rate Preferred Stock to Hughes Owners if the representatives of the Hughes Owners (which representatives have been appointed under the Contingent Stock Agreement (the “Representatives”)) require Rouse to issue and deliver such shares of Increasing Rate Preferred Stock following certain events of default under the Agreement.

If and when issued, the Increasing Rate Preferred Stock will be validly issued, fully paid and nonassessable. The holders of Increasing Rate Preferred Stock will have no preemptive rights with respect to any shares of capital stock of Rouse or any other securities of Rouse convertible into or carrying rights or options to purchase any such shares. The Increasing Rate Preferred Stock will not be subject to any sinking fund. Unless exchanged for common stock or redeemed, the Increasing Rate Preferred Stock will have a perpetual term, with no maturity. The shares of common stock issuable upon the exchange of Increasing Rate Preferred Stock will be listed on the NYSE.

Ranking

The Increasing Rate Preferred Stock will rank equally with any Parity Stock (as defined below) and will rank senior to the Junior Preferred Stock, the common stock and any other Increasing Rate Junior Stock (as defined below) with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

While any shares of Increasing Rate Preferred Stock are outstanding, unless Rouse first obtains the consent of the Representatives or the consent of the holders of at least 66 2/3% of the outstanding shares of Increasing Rate Preferred Stock, Rouse may not, either directly or indirectly or through a merger or consolidation of Rouse with another entity (a “Rouse Merger”):

(i)	issue (or approve the issuance of) or increase the authorized number of shares of any Increasing Rate Parity Dividend Stock, Increasing Rate Parity Liquidation Stock or Increasing Rate Prior Stock (as such terms are defined below);

(ii)	declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Increasing Rate Junior Stock) or make any other distribution on or with respect to shares of Increasing Rate Junior Stock;

(iii)	declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Increasing Rate Junior Stock) or make any other distribution on or with respect to shares of Increasing Rate Parity Dividend Stock or Increasing Rate Parity Liquidation Stock, unless simultaneously therewith a proportionate dividend on the Increasing Rate Preferred Stock is ratably distributed; or

(iv)	redeem, retire or otherwise acquire for value or set apart any funds for the redemption or purchase of any shares of Increasing Rate Junior Stock (other than common stock to effect an Exchange (as defined below)) or any warrant, option or right to acquire shares thereof.

“Increasing Rate Junior Stock” means the common stock and any other capital stock of Rouse ranking junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

“Increasing Rate Parity Dividend Stock” means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to the payment of dividends.

“Increasing Rate Parity Liquidation Stock” means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary.

“Parity Stock” means any capital stock of Rouse ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

“Increasing Rate Prior Stock” means any capital stock of Rouse ranking prior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary, or with respect to the payment of dividends.

Dividends

Holders of shares of Increasing Rate Preferred Stock will be entitled to receive for each such share, when and as declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, cumulative cash dividends on the Liquidation Value (as defined below) of such share at the Dividend Rate (as defined below). Dividends on the Increasing Rate Preferred Stock will be payable semi-annually (each, a “Dividend Payment Date”) at such rate on the first business day following the end of each six-month period beginning January 1 and July 1 of each year (each such six-month period, a “Dividend Period”). Dividends will be payable to holders of record as they appear on the stock records of Rouse at the close of business 15 days prior to the end of the applicable Dividend Period. Dividends on shares of Increasing Rate Preferred Stock (whether or not earned or declared) will accrue from the date of issuance of such shares (the “Issue Date”) until such shares are redeemed or exchanged as described below. Dividends will be cumulative from the Issue Date, whether or not in any Dividend Period or Periods there are funds of Rouse legally available for the payment of such dividends. Accumulations of dividends on shares of Increasing Rate Preferred Stock will not bear interest.

Unless all accrued and unpaid dividends on Increasing Rate Preferred Stock have been paid in full or funds sufficient for such payment have been set apart therefor, Rouse may not:

(i)	pay or set apart funds for the payment of any dividend with respect to any Junior Dividend Stock (as defined below);

(ii)	pay or set apart funds for the payment of any dividend with respect to any Increasing Rate Parity Dividend Stock, other than pro rata with, and recognizing all accrued and unpaid dividends on, the Increasing Rate Preferred Stock and all other classes or series of Increasing Rate Parity Dividend Stock;

(iii)	make any distribution (other than in Junior Dividend Stock) on, redeem or purchase any Junior Liquidation Stock; or

(iv)	make any distribution on, redeem or purchase any Increasing Rate Parity Liquidation Stock.

To the extent that Rouse does not have sufficient funds to pay (or set apart for payment) the full amount of accrued but unpaid dividends on the Increasing Rate Preferred Stock on any given Dividend Payment Date, any payments made (or funds set apart for such payments) by Rouse in respect of such dividends will be made ratably to the holders of such Increasing Rate Preferred Stock in proportion to the number of shares held by them.

“Base Rate” means:

(i)	with respect to the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time, the dividend rate, as determined by a nationally recognized investment banking firm selected by Rouse for such purpose and reasonably acceptable to the Representatives, which would be required in order for Rouse to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class or series of its perpetual preferred stock as of such time; and

(ii)	with respect to each subsequent Dividend Period, the dividend rate, as determined by a nationally recognized investment banking firm selected by Rouse for such purpose and reasonably acceptable to the Representatives, which would be required in order for Rouse to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class of its perpetual preferred stock as of the first day of such Dividend Period.

“Dividend Rate” means a rate per annum equal to the Base Rate plus the Spread, in each case as in effect during a Dividend Period; provided, however, that in the event that any share of Increasing Rate

Preferred Stock shall have an Issue Date other than on the first day of any Dividend Period, the Dividend Rate with respect to such share during the Dividend Period in which such Issue Date occurs shall be calculated on the basis of the applicable Dividend Rate for such Dividend Period for the period commencing with the Issue Date to and including the last day of such Dividend Period.

“Junior Dividend Stock” means common stock and any other capital stock of Rouse ranking junior to the Increasing Rate Preferred Stock with respect to the payment of dividends.

“Junior Liquidation Stock” means common stock and any capital stock of Rouse junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of Rouse, whether voluntary or involuntary.

“Liquidation Value” means, with respect to a share of Increasing Rate Preferred Stock, $100 plus all dividends (whether or not earned or declared), accrued and unpaid on such share.

“Spread” (i) for the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time shall be 3.50% per annum and (ii) for each Dividend Period thereafter shall be the Spread for the immediately preceding Dividend Period plus 0.50%.

Redemption

Any holder of Increasing Rate Preferred Stock may elect to have Rouse redeem all or any portion of such holder’s shares on any Dividend Payment Date (the “Redemption Date”) by delivering to Rouse a redemption notice at least 30 but not more than 60 days prior to such Redemption Date; provided, however, that any shares subject to redemption must have been issued at least one year prior to the date of such redemption notice.

For each share of Increasing Rate Preferred Stock to be redeemed, Rouse must pay on the Redemption Date an amount equal to the sum of (i) 110% of the Liquidation Value of such share as of such Redemption Date plus (ii) all accrued and unpaid dividends (whether or not earned or declared) on such share as of such Redemption Date. In the event Rouse is required to redeem shares of the Increasing Rate Preferred Stock but does not have sufficient funds legally available to redeem all such shares, Rouse must apply the funds it does have legally available to redeem on a ratable basis as many shares subject to redemption as is possible. If Rouse fails to redeem all shares required to be redeemed by it on any given Redemption Date because of insufficient legally available funds, the holders of Increasing Rate Preferred Stock will be able to exercise the Special Voting Right described below.

Exchange

Rouse may, at its option, exchange shares of common stock on any Dividend Payment Date (an “Exchange Date”) for any or all shares of Increasing Rate Preferred Stock outstanding on such Exchange Date (each, an “Exchange”), provided that in connection with such Exchange, (i) Rouse delivers an exchange notice at least 30 but not more than 60 days prior to such Exchange Date and (ii) on the Exchange Date, Rouse pays each holder of the shares of Increasing Rate Preferred Stock to be exchanged an amount equal to all accrued but unpaid dividends on such shares to such Exchange Date. The number of shares of common stock to be exchanged for each share of Increasing Rate Preferred Stock will be a number equal to the Liquidation Value divided by the Current Share Value on the last day of the Dividend Period immediately preceding the Exchange Date. If, in connection with an Exchange, Rouse intends to exchange fewer than all the outstanding shares of Increasing Rate Preferred Stock, the number of shares of Increasing Rate Preferred Stock to be exchanged will be determined ratably among the holders of such stock according to the respective number of shares held by them.

Liquidation

The holders of shares of Increasing Rate Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, the Liquidation Value for each share of Increasing Rate Preferred Stock (the “Junior Preferred Liquidation Preference”), and no more.

Until the holders of the Increasing Rate Preferred Stock have been paid the Junior Preferred Liquidation Preference in full, no payment may be made to any holder of Junior Liquidation Stock upon the liquidation, dissolution or winding up of Rouse. If, upon any liquidation, dissolution or winding up of Rouse, the assets of Rouse, or any proceeds thereof, distributable among the holders of the shares of Increasing Rate Preferred Stock are insufficient to pay in full the Junior Preferred Liquidation Preference, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Increasing Rate Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of Increasing Rate Preferred Stock if all amounts payable thereon were paid in full. Neither a merger or consolidation of Rouse with or into another entity nor a voluntary sale, lease, conveyance, exchange or transfer of all or substantially all of Rouse’s assets (except in connection with a plan of liquidation, dissolution or winding up of Rouse) will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Rouse.

Voting Rights

Except as described below, or except as otherwise from time to time required by applicable law, the holders of shares of Increasing Rate Preferred Stock will have no voting rights.

Whenever

(i)	any accrued but unpaid dividends on the Increasing Rate Preferred Stock (whether or not earned or declared) are in arrears for at least one Dividend Period,

(ii)	Rouse fails to effect any redemption described above or

(iii)	Rouse fails to effect any Exchange,

then

(x)	the number of directors then constituting the Board of Directors of Rouse will be increased by one and

(y)	the holders of shares of Increasing Rate Preferred Stock, voting separately as a class, will have the exclusive right (the “Special Voting Right”) to elect a director to fill such vacancy either (1) at a properly called special meeting of the holders of the Increasing Rate Preferred Stock called for such purpose or (2) at any annual meeting of stockholders of Rouse.

Holders of Increasing Rate Preferred Stock will have the right to exercise the Special Voting Right until such time as:

(i)	all accumulated dividends on the Increasing Rate Preferred Stock shall have been paid in full;

(ii)	all redemptions required to be made on any Redemption Date shall have been made; and

(iii)	all Exchanges required to be made shall have been made.

In exercising the Special Voting Right, each share of Increasing Rate Preferred Stock will be entitled to one vote.

In addition, so long as any shares of Increasing Rate Preferred Stock are outstanding, the consent of the Representatives or the affirmative vote of the holders of 66  2/3% of the shares of the Increasing Rate

Preferred Stock is required to issue any preferred stock on parity with or senior to the Increasing Rate Preferred Stock, amend the articles supplementary relating to the Increasing Rate Preferred Stock, issue or take certain actions affecting the Increasing Rate Preferred Stock or make distributions with respect to stock on parity with or junior to the Increasing Rate Preferred Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Increasing Rate Preferred Stock will be The Bank of New York, New York, New York.

Junior Preferred Stock

General

On February 22, 1996, the Board of Directors of Rouse classified, and authorized Rouse to issue, up to 37,362 shares of the Junior Preferred Stock as part of the 50,000,000 shares of authorized preferred stock.

In connection with the Hughes Acquisition, 37,362 shares of Junior Preferred Stock were issued to a non-REIT subsidiary of Rouse and are currently outstanding.

Ranking

The Junior Preferred Stock ranks senior to the common stock and junior to all other preferred stock (unless the terms of such preferred stock specifically provide that it will rank junior to or on parity with the Junior Preferred Stock), with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

Dividends

Holders of shares of Junior Preferred Stock are entitled to receive for each such share, when and as declared by the Board of Directors of Rouse, out of funds of Rouse legally available for payment, a cumulative annual cash dividend equal to the greater of (i) 10.25% of the liquidation preference of such Junior Preferred Stock (the “Junior Preferred Liquidation Preference”) or (ii) the lesser of 200% of the amount determined under clause (i) above or the Junior Preferred Liquidation Preference divided by the average closing price of common stock used to determine the exchange ratio in connection with the Hughes Acquisition (the “Multiplier”) multiplied by the aggregate per share amount of all cash and non-cash dividends (other than dividends payable in common stock), subject to adjustment for stock splits, combinations and dividends on the common stock. Accumulations of dividends on shares of Junior Preferred Stock will not bear interest.

Until all accumulated dividends are paid in full, Rouse may not, without first obtaining the consent of the holders of at least 66 2/3% of the outstanding shares of Junior Preferred Stock, (i) declare or pay dividends on or make any other distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Rouse’s capital stock ranking junior to the Junior Preferred Stock (other than such shares acquired in exchange for other shares of Rouse’s capital stock ranking junior to the Junior Preferred Stock), (ii) declare or pay dividends on or make any other distributions on any shares of Rouse’s capital stock ranking on parity with the Junior Preferred Stock other than dividends payable ratably on the Junior Preferred Stock and any other parity stock or (iii) redeem or purchase or otherwise acquire for consideration any shares of Rouse’s capital stock ranking on a parity with the Junior Preferred Stock, except pursuant to an offer that treats fairly and equitably all holders of Junior Preferred Stock and such parity stock.

Redemption

The Junior Preferred Stock is not subject to redemption.

Liquidation

The holders of shares of Junior Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of Rouse, whether voluntary or involuntary, a liquidation preference for each share of Junior Preferred Stock equal to the greater of (i) the sum of $4,148.60 plus all accrued and unpaid dividends on such share to the date of payment and (ii) an amount equal to the Multiplier multiplied by the aggregate per share amount to be distributed to holders of common stock in connection with such liquidation, dissolution or winding up, in each case subject to adjustment for stock splits, combinations and dividends on the common stock. Until the holders of the Junior Preferred Stock have been paid their aggregate liquidation preference in full, no payment will be made to (i) any holder of Rouse’s capital stock ranking on a parity with the Junior Preferred Stock, except distributions made ratably on the Junior Preferred Stock and any stock ranking on parity therewith or (ii) any holder of Rouse’s capital stock ranking junior to the Junior Preferred Stock.

Voting Rights

Except as otherwise from time to time required by applicable law, the holders of shares of Junior Preferred Stock have no voting rights; however, when dividends are in arrears, a vote of 66 2/3% of the outstanding shares is required for Rouse to pay distributions on or redeem any stock junior to or on parity with the Junior Preferred Stock.

Consolidation, Merger

In the event of a merger, consolidation or other transaction in which shares of common stock are exchanged for cash, stock, securities or other property, holders of Junior Preferred Stock are entitled to receive for each share of their stock the per share consideration received by holders of common stock multiplied by the Multiplier, subject to adjustment for stock splits, combinations and dividends on the common stock.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities that Rouse may issue under this prospectus sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by the prospectus supplement (the “Offered Debt Securities”) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such Offered Debt Securities.

The Offered Debt Securities are to be issued under an Indenture (the “Indenture”) between Rouse and The First National Bank of Chicago, as trustee (the “Trustee”), a copy of which Indenture is filed as an exhibit to the registration statement. The following summaries of certain provisions of the Indenture and the debt securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms and of those terms made a part thereof by the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

General

The debt securities will be unsecured obligations of Rouse.

The debt securities to be offered by this prospectus are limited to $2,251,000,000 in aggregate issue price. The Indenture does not limit the amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional debt securities of such series. (Section 301) The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of debt securities.

Reference is made to the prospectus supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt Securities:

(1)	the title of the Offered Debt Securities or series of which they are a part;

(2)	any limit on the aggregate principal amount of the Offered Debt Securities;

(3)	the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which the principal of such Offered Debt Securities will be payable;

(4)	the rate or rates (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

(5)	the place or places where the principal of and any premium and interest on such Offered Debt Securities will be payable;

(6)	the period or periods within which, the price or prices at which and the terms and conditions upon which such Offered Debt Securities may be redeemed, in whole or in part, at the option of Rouse;

(7)

the obligation, if any, of Rouse to redeem or purchase any of such Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation;

(8)	the denominations in which such Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

(9)	if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on such Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time);

(10)	if the amount of payments of principal of or any premium or interest on such Offered Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

(11)	if the principal of or any premium or interest on such Securities is to be payable, at the election of Rouse or a Holder thereof, in one or more currencies or currency units other than those in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

(12)	if other than the principal amount thereof, the portion of the principal amount of such Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof;

(13)	if applicable, that such Offered Debt Securities are defeasible as provided in the Indenture;

(14)	whether such Offered Debt Securities are convertible into or exchangeable for common stock, preferred stock or other securities and the terms and conditions upon which such conversion or exchange will be effected;

(15)	whether such Offered Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the depositary or Depositaries for such Global Security or Global Securities and any circumstances other than those described under “Global Securities” in which any such Global Security may be transferred to, and registered and exchanged for Securities registered in the name of a Person other than the depositary for such Global Security or a nominee thereof and in which any such transfer may be registered;

(16)	any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities;

(17)	the terms, if any, pursuant to which the Offered Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness of Rouse, and the definition of any such Senior Indebtedness; and

(18)	any other terms of such Offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, principal of and any premium or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at its principal executive offices (see “Concerning the Trustee”), provided that, at the option of Rouse, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and any premium or interest required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

Unless otherwise indicated in the prospectus supplement relating to Offered Debt Securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the debt securities, but Rouse may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

Debt securities may be issued under the Indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating thereto. “Original Issue Discount Security” means a security, including any security that does not provide for the payment of interest prior to Maturity, which is issued at a price lower than the principal amount thereof and which provides that upon redemption or acceleration of the Stated Maturity thereof an amount less than the principal amount thereof shall become due and payable. (Section 101)

Global Securities

The debt securities of a series may be issued in the form of one or more Global Securities that will be deposited with a depositary or its nominee identified in the prospectus supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the depositary for such Global Security to a nominee of such depositary and except in the circumstances described in the prospectus supplement relating to the Offered Debt Securities. (Sections 204 and 305) The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series.

Certain Covenants

Limitation on the Incurrence of Debt

Rouse and its consolidated Subsidiaries may not incur any Debt if, after giving effect to such Incurrence, the Ratio Calculation is less than 1.1 to 1.

Notwithstanding the foregoing paragraph, Rouse and its consolidated Subsidiaries may incur the following additional Debt without regard to the foregoing limitation (although the additional Debt so incurred will be included in the determination of the Consolidated Coverage Ratio thereafter):

(i)	Debt Securities issued under the Indenture not to exceed an aggregate issue price of $150,000,000;

(ii)	intercompany Debt (representing Debt to which the only parties are Rouse and any of its consolidated Subsidiaries (but only so long as such Debt is held solely by any of Rouse and its consolidated Subsidiaries));

(iii)	any drawings or redrawings under lines of credit existing on the date of the Indenture and any new lines of credit or replacements, amendments or extensions of existing lines of credit, provided, however, that the maximum amount that may be drawn under all lines of credit pursuant to this clause (iii) may not at any time exceed the maximum amount that may be drawn under all lines of credit that exist as of the date of the Indenture;

(iv)	refinancings, renewals, refundings or extensions of any Debt, in any case in an amount not to exceed the principal amount of the Debt so refinanced plus any prepayment premium or accrued interest, provided that

(a)	such refinancing Debt is either

(I) Debt of Rouse that ranks equally with or junior to the Debt being refinanced,

(II) Debt of a Subsidiary that Rouse or another Subsidiary guarantees or

(III) Debt of a Subsidiary and

(b)	such refinancing Debt (giving effect to any right of the holder thereof to require, directly or indirectly, an early repayment, defeasance or retirement of such Debt) either has a weighted average life equal to or longer than the remaining weighted average life of the Debt being refinanced or has a minimum term of five years;

(v)	third party Debt of a Subsidiary, including Debt of a Subsidiary that carries a Rouse guarantee of repayment, directly relating to the development of projects or the expansion, renovation or improvement of existing properties;

(vi)	third party Debt of a Subsidiary directly relating to the acquisition of assets;

(vii)	reimbursement obligations under letters of credit, bankers’ acceptances or similar facilities, provided that at the time of incurring any additional obligations pursuant to this clause (vii) the amount of all such obligations, whether or not currently due, aggregate at any time less than 5% of Consolidated Net Tangible Assets at such date;

(viii)	Debt that by its terms is subordinate in right of payment to the other Debt of Rouse, provided, however, that, pursuant to clauses (i) through (ix), the aggregate issue price of such subordinated Debt may not at any time exceed the aggregate principal amount of such subordinated Debt as of the date of the Indenture plus $100,000,000;

(ix)	Attributable Debt; and

(x)	in addition to Debt referred to in clauses (i) through (ix) above, Debt in the aggregate principal amount of $50,000,000 which is to be used only for working capital purposes. (Section 1008)

Limitation on Sale/Leaseback Transactions

Rouse will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (not including Rouse or any consolidated Subsidiary) or to which any such lender or investor is a party, providing for the leasing by Rouse or any such Restricted Subsidiary for a period, including renewals, in excess of three years, of any Principal Property owned by Rouse or such Restricted Subsidiary, which has been or is to be sold or transferred more than one year after either the acquisition thereof or the completion of construction and commencement of full operation thereof by Rouse or any such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a “Sale/Leaseback Transaction”) unless (A) the aggregate amount of Attributable Debt for the proposed and all existing Sale/Leaseback Transactions is less than 10% of Consolidated Net Tangible Assets and (B) if the Ratio Calculation is less than 1.1 to 1 after giving effect to the proposed Sale/Leaseback Transaction, Rouse and its Subsidiaries, within 270 days after the sale or transfer shall have been made by Rouse or by any such Restricted Subsidiary, must apply an amount equal to the net proceeds of the sale of the Principal Property sold and leased back pursuant to such arrangement to either (or a combination of) (x) the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in such Sale/Leaseback Transaction) or (y) the retirement of Debt of Rouse or a Restricted Subsidiary, including the debt securities issued under the Indenture, which either has an initial term of greater than 12 months or is a bona fide acquisition loan or a construction or bridge loan entered in connection with a construction project or other real estate development. (Section 1009)

Certain Definitions

“Asset” means, with respect to one or more transactions occurring within any 12-month period, any asset or group of assets of Rouse or its Subsidiaries (including, but not limited to, all balance sheet items and all intangible assets including management contracts, goodwill and trade secrets) with a fair market or book value, whichever is larger, greater than 5% of Consolidated Net Tangible Assets on the date of such transaction.

“Attributable Debt” shall mean, as to any particular lease under which Rouse or any Restricted Subsidiary is at the time liable, at any date as of which the amount thereof is to be determined, the lesser of (i) the fair value of the property subject to such lease (as determined by certain officers of Rouse as set forth in the Indenture) or (ii) the total net amount of rent required to be paid by Rouse under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the rate of interest per annum equal to 8.5%, compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Lease Obligations” of any Person means the obligations to pay rent or other amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof in accordance with generally accepted accounting principles and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Consolidated Coverage Ratio” of any Person means for any period the ratio of (i) EBDT for such period plus Consolidated Interest Expense for the same period for such Person to (ii) Consolidated Interest Expense for the same period for such Person.

“Consolidated Interest Expense” means with respect to any Person for any period the Consolidated Interest Expense included in a consolidated income statement (without deduction of consolidated interest income) of such Person for such period (based on the accounting principles reflected in Rouse’s Consolidated Statement of Operations for the nine months ended September 30, 1994 contained in Rouse’s Form 10-Q for such period), including without limitation or duplication (or, to the extent not so included, with the addition of):

(i)	the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles;

(ii)	the amortization of Debt discount;

(iii)	any payments or fees (other than up-front fees) with respect to letters of credit, bankers’ acceptances or similar facilities;

(iv)	fees (other than up-front fees) with respect to interest rate swap or similar agreements, or foreign currency hedge, exchange or similar agreements;

(v)	the interest portion of any rental obligation with respect to any Sale/Leaseback Transaction (determined as if such obligations were treated as a Capital Lease Obligation); and

(vi)	any dividends attributable to any equity security which may be converted into a debt security of Rouse at any time or is mandatorily redeemable for cash within 20 years from its initial issuance.

“Consolidated Net Tangible Assets” shall mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom

(i)	all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long- term indebtedness and Capital Lease Obligations) and

(ii)	all goodwill, all as shown in the consolidated balance sheet of Rouse and its Subsidiaries as of the end of the latest fiscal quarter for which consolidated Financial Statements are available.

“Debt” means (without duplication), with respect to any Person:

(i)	every obligation of such Person for money borrowed;

(ii)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, but excluding any trade payments and other accrued current liabilities arising in the ordinary course of business;

(iii)	every currently due reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(iv)	every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith);

(v)	every Capital Lease Obligation of such Person;

(vi)	the maximum fixed redemption or repurchase price of any equity security which may be converted into a debt security of such Person at any time or is mandatorily redeemable for cash within 20 years from its initial issuance; and

(vii)	every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“EBDT” shall mean Earnings Before Depreciation and Deferred Taxes from Operations for Rouse and its consolidated Subsidiaries based on the accounting principles reflected in Rouse’s Consolidated Statement of Operations for the nine months ended September 30, 1994 contained in Rouse’s Form 10-Q for such period, and assuming that any dividends paid on any equity security shall not be deducted in calculating EBDT unless such equity security may be converted into a debt security at any time or is mandatorily redeemable for cash within 20 years from its initial issuance.

“incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of any such Person (and “incurrence,” “incurred,” “incurrable” and “incurring” shall have meanings correlative to the foregoing); provided that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an incurrence of such Debt.

“Principal Property” shall mean any land, and any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, in each case the net book value which on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets at such date; provided, however, that Principal Property shall not include:

(i)	any building, structure or facility which, in the opinion of the Board of Directors of Rouse, is not of material importance to the total business conducted by Rouse and its Subsidiaries as an entirety; or

(ii)	any portion of a particular building, structure or facility which, in the opinion of the Board of Directors of Rouse, is not of material importance to the use or operation of such building, structure or facility.

“Ratio Calculation” shall mean that, immediately after either the incurrence of such Debt or the sale of or other disposal of such Asset, as the case may be, Rouse, or its agent, shall calculate the Consolidated Coverage Ratio for the four full fiscal quarter period preceding such incurrence, sale or disposal for which consolidated Financial Statements are available. In making such calculation, (a) the Consolidated Interest Expense attributable to interest on any Debt to be incurred bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period and (b) with respect to any Debt which bears, at the option of Rouse, a fixed or floating rate of interest, Rouse shall apply the same rate for purposes of calculating the Consolidated Coverage Ratio as it chooses to apply to the Debt. In addition, such calculation shall be performed using the consolidated Financial Statements which shall be reformulated on a pro forma basis as if such Debt had been incurred or such Asset had been sold or otherwise disposed of, as the case may be, at the beginning of such four fiscal quarter period. Such reformulation shall give effect, as if the relevant event had occurred at the beginning of such four fiscal quarter period, to any actual use of proceeds of such Debt being incurred or Asset being sold or disposed of and to any incurrences or repayments of Debt and other sales, disposals or acquisitions of Assets occurring after the end of the last quarter for which there are consolidated Financial Statements available. If any portion of the proceeds has not been used, it shall be assumed that such portion of the proceeds was invested in one-year Treasury bills on the first day of such four fiscal quarter period.

“Restricted Subsidiary” shall mean any subsidiary of Rouse which has a 50% or greater ownership interest in a Principal Property or Properties.

Events of Default

The following are Events of Default under the Indenture with respect to debt securities of any series issued under the Indenture:

(a)	failure to pay principal of or premium, if any, on any debt security of that series when due;

(b)	failure to pay any interest on any debt security of that series when due, continued for 30 days;

(c)	failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(d)	failure to perform any other covenant of Rouse in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice as provided in the Indenture;

(e)	certain events in bankruptcy, insolvency or reorganization;

(f)	a default under any bond, debenture, note, mortgage, indenture or other evidence of indebtedness for money borrowed by Rouse (or by any Subsidiary, the repayment of which Rouse has guaranteed or for which Rouse is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; and

(g)	any other Event of Default provided with respect to debt securities of that series. (Section 501) No Event of Default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder.

The Trustee shall, within 90 days after the occurrence of a default with respect to debt securities of any series, give all holders of debt securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of a default in the payment of principal of and any premium or interest on any debt security of any series, or in the payment of any sinking fund installment with respect to debt securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all holders of debt securities of such series then outstanding. (Trust Indenture Act of 1939)

If an Event of Default with respect to Outstanding debt securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see “Modification and Waiver.”

Reference is made to the prospectus supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during the default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 601) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series. (Section 512)

Rouse will furnish to the Trustee annually a certificate as to compliance by Rouse with all conditions and covenants under the Indenture. (Section 1004)

Consolidation, Merger, Sale, Conveyance and Lease

The Indenture permits Rouse to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its Assets to any other entity authorized to acquire and operate the same; provided, however, that

(i)	the Person (if other than Rouse) formed by such consolidation, or into which Rouse is merged or which acquires or leases substantially all of the Assets of Rouse, expressly assumes Rouse’s obligations on debt securities issued under the Indenture and under the Indenture itself,

(ii)	Rouse or such successor entity shall not immediately after such consolidation or merger, or such sale, conveyance or lease, be in default in the performance of any covenant or condition of the Indenture,

(iii)	Rouse or such successor entity shall not, immediately after giving effect to such consolidation or merger, or such sale, conveyance or lease, have a Ratio Calculation of less than 1.1 to 1 and

(iv)	certain other conditions are met. (Section 801)

Satisfaction, Discharge and Defeasance

The prospectus supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

The Indenture provides that, if applicable, Rouse will be discharged from any and all obligations in respect of the debt securities of any series issued under the Indenture (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the debt securities of such series on the respective Stated Maturities in accordance with the terms of the Indenture and the debt securities of such series. Such a trust may only be established if, among other things, Rouse has delivered to the Trustee an Opinion of Counsel to the effect that Rouse has received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections 1302 and 1304)

The Indenture provides that, if applicable, Rouse shall be released from its obligations with respect to such debt securities then outstanding under Sections 1005 through 1009, inclusive, Section 1011 and Section 801 of the Indenture and such other obligations as shall be set forth in any supplemental indenture for the debt securities, and the occurrence of an Event of Default specified in Sections 501(3), 501(4) (with respect to any of Sections 1005 through 1009, inclusive, Section 1011 and Section 801 and such other obligations), 501(5) and 501(8) of the Indenture shall be deemed not to result in an Event of Default, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the debt securities of such series on the Stated Maturities in accordance with the terms of the Indenture and the debt securities of such series. The obligations of Rouse under the Indenture and the debt securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, Rouse has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for Rouse) to the effect that the Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event Rouse exercises this option with respect to the debt securities of any series as described above and the debt securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, Rouse shall remain liable for such payments. (Sections 1303 and 1304)

Modification and Waiver

Modifications and amendments of the Indenture may be made by Rouse and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding debt security affected thereby,

(a)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any debt security,

(b)	reduce the principal amount of, or any premium or interest on, any debt security,

(c)	reduce the amount of principal of an Original Issue Discount Security or other security payable upon acceleration of the Maturity thereof,

(d)	change the place or currency of payment of principal of, or any premium or interest on, any debt security,

(e)	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security,

(f)	reduce the percentage in principal amount of Outstanding debt securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture,

(g)	reduce the percentage in principal amount of Outstanding debt securities of any series necessary for waiver of certain defaults or

(h)	modify such provisions with respect to modification and waiver. (Section 902)

The Holders of a majority in principal amount of the Outstanding debt securities of any series may on behalf of the Holders of all debt securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding debt security of that series affected. (Section 513)

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York, but without regard to principles of conflict of laws. (Section 112)

Concerning the Trustee

The First National Bank of Chicago, a national banking association duly organized and existing under the laws of the United States of America, with its principal offices at One First National Plaza, Suite 0126, Chicago, Illinois 60670, will act as Trustee for the benefit of the Holders of the debt securities under the Indenture. The Trustee also serves as the trustee under the indenture in respect of (i) Rouse’s $120,000,000 aggregate principal amount of 8.5% Notes due January 15, 2003, (ii) Rouse’s $150,000,000 aggregate issue amount of Medium-Term Notes due Nine Months or More from Date of Issue and (iii) $141,753,000 aggregate principal amount of 9 1/4% Junior Subordinated Debentures due 2025. Rouse maintains other banking relationships with the Trustee in the ordinary course of business, including (i) maintaining a $450,000,000 unsecured revolving line of credit in which the Trustee is a participating lender and the Administrative Agent, and a $350,000,000 unsecured term loan (which is subject to reduction in certain circumstances) that provides bridge financing for certain acquisitions by Rouse, as to which term loan the Trustee is a participating lender and the Administrative Agent and (ii) obtaining other loans from the Trustee.

SELLING SECURITYHOLDER

All of the shares of common stock (the “Shares”) and notes (the “Notes”) of Rouse offered by the selling securityholder (collectively, the “Selling Securityholder Securities”) are beneficially owned by Teachers Insurance and Annuity Association of America, a New York corporation, and were issued to the selling securityholder in connection with the sale in November, 1998 by the selling securityholder to Rouse of the selling securityholder’s interests in certain real property previously jointly owned by the selling securityholder and Rouse through Rouse-Teachers Properties, Inc., a Delaware corporation. In addition to the joint ownership of this real property and the ownership of the Shares, the selling securityholder has acted as a mortgage lender to Rouse with respect to certain real property owned by Rouse and certain of its affiliates within the past three years. Other than the joint ownership of this real property, the ownership of the Shares and the financing arrangements referred to above, the selling securityholder has had no material relationship with Rouse or any of its affiliates within the past three years. In addition to the Shares, the selling securityholder beneficially owns the number of shares of common stock set forth in the table below. Since the selling securityholder may sell all, some or none of the Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be beneficially owned by the selling securityholder upon completion of the offering contemplated by this prospectus. The terms of Notes will be described in a prospectus supplement to this prospectus.

Selling Securityholder	Number of Shares Held at November 30, 1998	Maximum Aggregate Number of Shares Which May be Offered
Teachers Insurance and Annuity Association of America	3,545,782	3,525,782

PLAN OF DISTRIBUTION

Sale of Securities by Rouse

Rouse may sell securities to or through one or more underwriters or dealers and also may sell securities directly to institutional investors or other purchasers, or through agents.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from Rouse or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Rouse and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Rouse will be described, in the related prospectus supplement.

Under agreements which may be entered into by Rouse, underwriters and agents who participate in the distribution of securities may be entitled to indemnification by Rouse against certain liabilities, including liabilities under the Securities Act, or to contribution by Rouse with respect to payments they may be required to make in respect thereof.

If so indicated in the related prospectus supplement, Rouse will authorize underwriters or other persons acting as Rouse’s agents to solicit offers by certain institutions to purchase securities from Rouse pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Rouse. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

Until the distribution of the securities is completed, the rules of the Commission may limit the ability of underwriters and certain selling group members to bid for and purchase the securities. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

If any underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market.

Underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities.

Neither Rouse nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither Rouse nor any underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The securities may or may not be listed on a national securities exchange (other than the common stock, which is listed on the NYSE). Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the securities.

Certain of the underwriters or agents and their associates may engage in transactions with and perform services for Rouse or its affiliates in the ordinary course of their respective businesses.

Sale of Selling Securityholder Securities by the Selling Securityholder

The Selling Securityholder Securities may be sold from time to time by the selling securityholder, or by pledgees, donees, transferees or other successors in interest, if any, who acquire the Selling Securityholder Securities. Sales of the Shares may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Sales of the Notes may be made in negotiated transactions. The Shares may be sold through one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Notes may be sold through one or more of the following types of transactions: (a) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and (b) transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling securityholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation from the selling securityholder or from purchasers for whom they act in the form of discounts, concessions or commissions. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

Upon Rouse being notified by the selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Selling Securityholder Securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (i) the name of the selling securityholder and of the participating broker-dealer(s), (ii) the number of Shares or the principal amount of Notes involved, (iii) the price at which such Selling Securityholder Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

The selling securityholder has agreed to pay any brokerage fees or commissions, underwriting discounts and fees of any counsel for the selling securityholder in connection with the sale of the Selling Securityholder Securities. All expenses in connection with the registration of the Selling Securityholder Securities under this prospectus will be paid by Rouse.

Rouse has agreed to indemnify the selling securityholder for certain liabilities under the Securities Act.

The securities laws of a particular state might require that the Selling Securityholder Securities be sold in that state only through registered or licensed brokers or dealers. In addition, in certain states, the Selling Securityholder Securities may not be sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

EXPERTS

The consolidated financial statements and schedules of Rouse and its subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the statements of revenues and certain expenses of The Fashion Show, Westdale Mall and Towson Town Center for the year ended December 31, 1997, incorporated by reference in this registration statement have been incorporated by reference in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The reports on the statements of revenues and certain expenses of The Fashion Show, Westdale Mall and Towson Town Center contain a paragraph that states that the statements of revenues and certain operating expenses were prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

The statements of revenues and certain operating expenses of the Fashion Place Property, Valley Fair Property and Park Meadows Mall Property for the year ended December 31, 1997, incorporated by reference in this registration statement have been incorporated by reference in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock and the preferred stock will be passed upon for Rouse by Bruce I. Rothschild, Esq., Vice President and General Counsel of Rouse. The validity of the debt securities will be passed upon for Rouse by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

THE ROUSE COMPANY

4,000,000 Shares

Common Stock

Deutsche Bank Securities